Exhibit 2.1

EXECUTION VERSION

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT
by and between
FLEETCOR TECHNOLOGIES OPERATING COMPANY, LLC
and
TELENAV, INC.

As of April 16, 2013

TABLE OF CONTENTS

Page
ARTICLE I DEFINITIONS; CONSTRUCTION Section 1.1 Definitions Section 1.2 Other Definitions Section 1.3 Construction Section 1.4 Accounting Terms	2 2 12 13 14
ARTICLE II PURCHASE AND SALE Section 2.1 Agreement to Purchase and Sell Section 2.2 Assets Section 2.3 Excluded Assets Section 2.4 Assumption of Assumed Liabilities Section 2.5 Excluded Liabilities Section 2.6 Gap Period Assets	14 14 14 15 17 18 19
ARTICLE III PURCHASE PRICE; ADJUSTMENTS; ALLOCATIONS Section 3.1 Purchase Price Section 3.2 Payment of Purchase Price Section 3.3 Holdback Section 3.4 Inventory Amount Section 3.5 Bonus Payable Amount Section 3.6 Allocation of Purchase Price	20 20 20 20 20 21 21
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SELLER
Section 4.1    Organization
Section 4.2    Authorization
Section 4.3    Absence of Restrictions and Conflicts
Section 4.4    Title to Assets; Related Matters
Section 4.5    Inventory
Section 4.6    Absence of Certain Changes
Section 4.7    Business Financial Statements
Section 4.8    No Undisclosed Liabilities
Section 4.9    Legal Proceedings
Section 4.10 Compliance with Law
Section 4.11 Assumed Contracts
Section 4.12 Tax Returns; Taxes
Section 4.13 Employee Matters
Section 4.14 Intellectual Property
Section 4.15 Software
Section 4.16 Transactions with Affiliates
Section 4.17 Customer and Supplier Relations
Section 4.18 Permits
Section 4.19 Product and Service Warranties
Section 4.20 Brokers, Finders and Investment Bankers
Section 4.21 Real Property
Section 4.22 Personal Data Protection
Section 4.23 Environmental Matters
21 22 22 22 23 23 23 24 24 24 24 25 27 27 29 31 31 31 32 32 32 32 33 33
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER Section 5.1 Organization Section 5.2 Authorization Section 5.3 Absence of Restrictions and Conflicts Section 5.4 Brokers, Finders and Investment Bankers Section 5.5 Sufficient Funds Section 5.6 Insolvency	34 34 34 34 35 35 35

ARTICLE VI CERTAIN COVENANTS AND AGREEMENTS
Section 6.1    Conduct of Business by the Seller
Section 6.2    Inspection and Access to Information
Section 6.3    Notices of Certain Events
Section 6.4    Interim Financials
Section 6.5    No Solicitation of Transactions
Section 6.6    Reasonable Efforts; Further Assurances; Cooperation
Section 6.7    Consents
Section 6.8    Public Announcements
Section 6.9    Supplements to Schedules
Section 6.10 Employees
Section 6.11 Transfer Taxes; Expenses
Section 6.12 Confidential Information
Section 6.13 Limited Trademark License
Section 6.14 Risk of Loss
Section 6.15 Reconciliation
Section 6.16 Refunds and Remittances
35 35 38 38 39 39 39 40 41 41 42 45 46 47 49 49 50
ARTICLE VII LICENSES Section 7.1 Licenses to the Purchaser Section 7.2 License to Seller Section 7.3 Sublicensing and Transfer Rights. Section 7.4 Limitations Section 7.5 Licenses Irrevocable Section 7.6 License Term Section 7.7 Affiliates	50 50 51 51 52 52 52 52
ARTICLE VIII CONDITIONS TO CLOSING Section 8.1 Conditions to Each Party’s Obligations Section 8.2 Conditions to Obligations of the Purchaser Section 8.3 Conditions to Obligations of the Seller	53 53 53 54
ARTICLE IX CLOSING Section 9.1 Closing Section 9.2 Seller’s Closing Deliveries Section 9.3 Purchaser Closing Deliveries	54 54 54 55
ARTICLE X TERMINATION Section 10.1 Termination Section 10.2 Specific Performance and Other Remedies Section 10.3 Effect of Termination	56 56 56 57
ARTICLE XI INDEMNIFICATION Section 11.1 Indemnification Obligations of the Seller Section 11.2 Indemnification Obligations of the Purchaser Section 11.3 Indemnification Procedure Section 11.4 Claims Period Section 11.5 Liability Limits Section 11.6 Exclusive Remedy	57 57 58 58 60 61 62
ARTICLE XII MISCELLANEOUS PROVISIONS Section 12.1 Notices Section 12.2 Schedules and Annexes Section 12.3 Assignment; Successors in Interest Section 12.4 Captions Section 12.5 Controlling Law; Amendment Section 12.6 Consent to Jurisdiction, Etc. Section 12.7 Severability Section 12.8 Counterparts Section 12.9 Enforcement of Certain Rights Section 12.10 Waiver Section 12.11 Integration Section 12.12 Compliance with Bulk Sales Laws Section 12.13 Cooperation Following the Closing Section 12.14 Transaction Costs	62 62 63 63 64 64 64 64 64 64 65 65 65 65 65

ii

LIST OF ANNEXES
Annex 1.1(a)    Form of Noncompetition Agreement
Annex 1.1(b)    Form of Commercial Agreement
Annex 1.1(c)    Form of Transition Services Agreement
Annex 4.1    Seller Disclosure Schedules
Annex 9.2(b)    Form of Bill of Sale
Annex 9.2(c)    Form of Assignment and Assumption Agreement

LIST OF SCHEDULES
Schedule 1.1(a)    Business Intellectual Property
Schedule 1.1(b)    Business Marks
Schedule 1.1(c)    Business Patents
Schedule 1.1(d)    Business Products
Schedule 1.1(e)    Business Technology Hardware
Schedule 1.1(f)    Infrastructure Assets
Schedule 1.1(g)    Knowledge Parties
Schedule 1.1(h)    Non-Assignable Assets
Schedule 1.1(i)    Seller Software
Schedule 2.2(a)    Inventory
Schedule 2.2(b)    Equipment
Schedule 2.2(c)    Supplies
Schedule 2.2(m)    Permits
Schedule 2.2(p)    Other Assets
Schedule 2.3(f)    Seller Retained Contracts
Schedule 2.3(g)    Excluded Legal Actions and Claims
Schedule 2.3(o)    Other Excluded Assets
Schedule 6.10(a)    Named Employees
Schedule 6.10(b)    Employment Offers
Schedule 6.13(a)    Certain Transition Trademarks
Schedule 8.2(d)    Consents
Schedule 8.2(g)     Key Employees

iii

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT
THIS AMENDED AND RESTATED ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of April 16, 2013, is made and entered into by and between FleetCor Technologies Operating Company, LLC, a Georgia limited liability company (the “Purchaser”), and Telenav, Inc., a Delaware corporation (the “Seller”). The Purchaser and the Seller are sometimes individually referred to herein as a “Party” and collectively as the “Parties”.
W I T N E S S E T H:
WHEREAS, the Parties are party to that certain Asset Purchase Agreement, dated as of March 12, 2013 (the “Original Purchase Agreement”);

WHEREAS, this Agreement amends and restates, in its entirety, the Original Agreement;

WHEREAS, the Seller is engaged in the business of providing enterprise asset tracking services and the developing and distributing of enterprise asset tracking software and hardware technology, as further described below;

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Seller proposes to sell to the Purchaser, and the Purchaser proposes to purchase from the Seller, the Assets (as defined below) (the “Acquisition”), and the Purchaser proposes to assume the Assumed Liabilities (as defined below);
WHEREAS, the Seller will enter into a non-competition agreement (the “Noncompetition Agreement”) with the Purchaser, in substantially the form attached hereto as Annex 1.1(a), effective as of the Closing (as hereinafter defined);
WHEREAS, the Seller will enter into a commercial agreement (the “Commercial Agreement”) with the Purchaser, in substantially the form attached hereto as Annex 1.1(b), effective as of the Closing;
WHEREAS, the Seller will enter into a transition services agreement (the “Transition Services Agreement”) with the Purchaser, in substantially the form attached hereto as Annex 1.1(c), effective as of the Closing; and
WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Acquisition.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, each Party hereby agrees to amend and restate, in its entirety, the Original Agreement as follows:

ARTICLE I
DEFINITIONS; CONSTRUCTION
Section 1.1    Definitions    . The following terms, as used herein, have the following meanings:
“ADA” means the United States Americans with Disabilities Act and the rules and regulations promulgated thereunder.
“ADEA” means the United States Age Discrimination in Employment Act and the rules and regulations promulgated thereunder.
“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.
“Affiliate Payable” means any payable of the Seller arising from or relating to the Business owing to any director, officer, shareholder, former shareholder, employee, manager or other Affiliate of the Seller.
“Affiliate Receivable” means any receivable of the Seller arising from or relating to the Business owing by any director, officer, shareholder, former shareholder, employee, manager or other Affiliate of the Seller.
“Applicable Benefit Laws” means all Laws or other legislative, administrative or judicial promulgations, including those of a jurisdiction outside the United States of America applicable to any Seller Benefit Plan or ERISA Affiliate Plan.
“Annex” means any Annex attached to this Agreement.
“Assumed Contracts” means those contracts listed on Schedule 4.11(a) of the Seller Disclosure Schedules (unless indicated to the contrary thereon). Assumed Contracts shall not include any Employment Agreement, Employee Benefit Plan or insurance policy.
“Bonus Payable Amount” means an amount equal to the sum of the Bonus Payables set forth on the Effective Time Bonus Payable Statement.
“Bonus Payables” means any unpaid bonuses payable by the Seller to the Transferred Employees and accrued as of the Effective Time (whether payable prior to, on or following the Effective Time).
“Business” means the operations of the Seller, referred to by the Seller as the “Enterprise Business”, with respect to (i) the providing of enterprise asset tracking services and (ii) the developing, having manufactured by third parties, marketing, distributing, and selling of the Business Products. It is understood that the Business does not include any operations of the Seller with respect to (a) the manufacture of the Business Products or the components thereof or (b) any activity in which asset tracking is used to track and manage assets (including for example vehicles (not constituting a fleet)) of consumers.
“Business Copyrights” means Copyrights owned by Seller in the Business Exclusive Software.
“Business Data” means all databases, compilations, collections of data and data owned by the Seller or its Affiliates and used or held for use exclusively in connection with the Business.
“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of New York or in Santa Clara, CA.
“Business Financial Statements” means the unaudited statement of current assets and current liabilities of the Business as of January 31, 2013 and the related statement of profit and loss for the period then ended.
“Business Intellectual Property” means (i) the Business Patents, (ii) the Business Copyrights, (iii) the Business Marks, (iv) the Business Trade Secrets and (v) all other Intellectual Property set forth on Schedule 1.1(a).
“Business Marks” means the Marks set forth on Schedule 1.1(b), in each case including the goodwill of the Business appurtenant thereto.
“Business Patents” means the Patents set forth on Schedule 1.1(c).
“Business Products” means the Seller’s ‘track’ products set forth on Schedule 1.1(d).
“Business Technology” means all Technology owned by Seller (i) which if capable of being copied without material cost, is used or held for use in connection with the Business (other than the Commercial Software), including the Seller Software and the Business Data, and (ii) which if in the form of hardware or otherwise not capable of being copied without material cost is used exclusively in the Business as of the Effective Time and is listed on Schedule 1.1(e).
“Business Trade Secrets” means the Seller’s Trade Secrets: (i) embodied exclusively in the Business Products or the Business Technology, or (ii) that are used or known to the Transferred Employees exclusively in connection with their employment by, and related exclusively to, the Business.
“Change of Control” means an acquisition by means of any transaction or series of related transactions (including, without limitation, any merger, stock or asset acquisition, reorganization or consolidation) that would result in (a) the transfer of fifty percent (50%) or more of the outstanding voting power of a Party to a third party or in which the shareholders of a Party immediately prior to such transaction would own, as a result of such transaction, less than a majority of the voting securities of the successor or surviving corporation immediately thereafter; (b) a merger of a Party with another party in which a Party is not the surviving entity; or (c) a sale, transfer or other disposition of all or substantially all of the assets of a Party.

“Claims Period” means the period during which a claim for indemnification may be asserted under this Agreement by an Indemnified Party.
“Closing” means the consummation of the transactions contemplated by this Agreement as set forth in Section 9.1 of this Agreement.
“Closing Date” means the date on which the Closing occurs.
“COBRA Coverage” means continuation coverage required under Section 4980B of the Code and Part 6 of Title I of ERISA or any similar state Law.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Commercial Software” means the Software licensed by the Seller to the Purchaser under the Commercial Agreement.
“Confidential Information” means any data or information concerning a Party or any of its Affiliates or their respective assets or businesses (including Trade Secrets), without regard to form, furnished directly or indirectly, by a Party or any of its Representatives (referred to herein as, the “Disclosing Party”) to the other Party or any of its Representatives (referred to herein as, the “Receiving Party”) in connection with the review, negotiation, discussion, fulfillment or consummation of the transactions contemplated by this Agreement, the Transition Services Agreement or the Commercial Agreement, including all notes, analyses, compilations, studies, interpretations or other documents prepared by the Receiving Party which contain, reflect or are based upon, in whole or in part, the information furnished by the Disclosing Party in connection with the review, negotiation, discussion, fulfillment or consummation of the transactions contemplated by this Agreement, the Transition Services Agreement or the Commercial Agreement; provided, that no data or information shall constitute “Confidential Information” if such data or information (a) is on the date of the Original Agreement or after the Closing Date becomes publicly known and in the public domain through means that do not involve a breach by any Party of this Agreement or any Purchaser Ancillary Document or Seller Ancillary Document; (b) is available to a Party on a nonconfidential basis after the Closing Date through means that do not involve a breach by such Party of this Agreement or any of Purchaser Ancillary Document or Seller Ancillary Document; and (c) is independently developed by a Party without use of Confidential Information after the Closing Date.
“Confidentiality Agreement” means that certain letter agreement, dated June 15, 2012, by and between the Purchaser and Seller’s agent.
“Control”, “Controlled” or “Controlling” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
“Effective Time” means 12:01 a.m. on April 1, 2013.

“Effective Time Inventory Amount” means the value of the Inventory set forth in the Effective Time Inventory Statement.
“Employee Benefit Plan” means with respect to any Person (a) each plan, fund, program, agreement, arrangement or scheme, including, each plan, fund, program, agreement, arrangement or scheme maintained or required to be maintained under the Laws of a jurisdiction outside the United States of America, in each case, that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing for employee benefits or for the remuneration, direct or indirect, of the employees, former employees, directors, officers, managers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan, or “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (b) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), (c) each severance, retention or change in control plan or agreement, each plan or agreement providing health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, or legal benefit and (d) each other employee benefit plan, fund, program, agreement, arrangement or scheme.
“Employment Agreement” means any employment contract, consulting agreement, termination or severance agreement, salary continuation agreement, change of control agreement, non-compete agreement or any other agreement respecting the terms and conditions of employment or payment of compensation, or of a consulting or independent contractor relationship in respect to any current or former officer, employee, consultant or independent contractor for which the Seller has any obligation.
“Environment” means any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.
“Environmental Laws” means all federal, state or local or foreign Laws relating to protection of the Environment, health, fire code, transportation and safety including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air, pollution control, product registration and Hazardous Materials.
“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with the Seller would be deemed a “single employer” within the meaning of Section 414 of the Code.
“ERISA Affiliate Plan” means each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by any ERISA Affiliate, or to which such ERISA Affiliate makes or has made, or has or has had an obligation to make, contributions at any time.

“FLSA” means the United States Fair Labor Standards Act and the rules and regulations promulgated thereunder.
“FMLA” means the United States Family and Medical Leave Act and the rules and regulations promulgated thereunder.
“Fundamental Representations” means the representations and warranties in Section 4.1 (Organization), Section 4.2 (Authorization), Sections 4.4(a) and 4.4(b) (Title to Assets; Related Matters) and Section 4.20 (Brokers, Finders and Investment Bankers).
“GAAP” means generally accepted accounting principles as applied in the United States of America.
“Governmental Entity” means any federal, state, local or foreign government, any political subdivision thereof, or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.
“Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process intermediate product or waste, asbestos or asbestos-containing materials, lead-based paint, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the management, use, handling or disposal of which is in any way governed by or subject to any applicable Environmental Law.
“Holdback Period” means the period beginning on April 1, 2013 and ending on April 1, 2014.
“Inbound License Agreements” means all written agreements to which Seller is a party granting to the Seller any right under or with respect to any Intellectual Property that is (a) included in the Business Products, or (b) otherwise exclusive to the operation of the Business as conducted immediately prior to the Effective Time, but not including (i) licenses for commercially available “off-the-shelf” software licensed to the Seller in object code form for an aggregate license fee of no more than $25,000, (ii) licenses for other Software that is used in the general operation of Seller’s business (including human resources software, customer relationship management software and similar Software), (iii) licenses to Software, the benefit of which is provided by Seller under the Transition Services Agreement or described in Article VII, and (iv) Open Source Licenses.
“Indebtedness” means any liability, whether or not contingent, (a) in respect of borrowed money or evidenced by notes, bonds, monies, debentures, or similar instruments, (b) representing the balance deferred and unpaid of the purchase price of any property (including pursuant to capital leases) but excluding trade payables, if and to the extent any such trade payables would appear as a liability upon a balance sheet prepared on a consolidated basis in accordance with GAAP, (c) guarantees, direct or indirect, in any manner, of all or any part of any indebtedness of any Person, and (d) for each of clauses (a) through (c) above any interest accrued thereon and any prepayment or similar penalties and expenses relating thereto.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as applicable.
“Infrastructure Assets” means the assets, equipment and technology available for purchase, lease or license from third parties, and used in the general operation of both the Business and the Seller’s other businesses and operations, including IT systems, manufacturing equipment, email servers and software, accounting systems, in each case as set forth on Schedule 1.1(f).
“Intellectual Property” means any or all of the following and all intellectual property and proprietary rights, registered or unregistered, arising out of or associated therewith: (a) all United States of America, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (b) all inventions (whether patentable or not), invention disclosures, improvements, mask works, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing throughout the world; (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all internet uniform resource locators, domain names, social media profiles and identifiers, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor throughout the world, including the goodwill associated therewith (“Marks”); (f) all computer software, databases and data collections and documentation related thereto and all rights therein throughout the world; (g) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (h) any similar or equivalent rights to any of the foregoing anywhere in the world.
“Knowledge” with respect to the Seller means (a) all facts known by the individuals set forth on Schedule 1.1(g) on the date of the Original Agreement and (b) all facts known by the individuals set forth on Schedule 1.1(g) after making reasonable inquiry of their respective direct reports who are employees of the Seller who would reasonably be expected to have knowledge with regards to the matters at hand.
“Law” or “Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, any Governmental Entity.
“Legal Dispute” means any action, suit, arbitration, or proceeding between or among the Parties and/or their respective Affiliates arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.
“Licensed Back Patents” means the (i) the Business Patents and (ii) any Patents claiming priority to or issuing from the Business Patents.
“Licensed Intellectual Property” means (i) the Licensed Patents and (ii) any Seller Intellectual Property (other than Patents or Trademarks) that absent the licenses granted in Article

VII would be infringed by the operation of the Business or the Business Products following the Effective Time.
“Licensed Patents” means any Patents, including pending patent applications, owned or licensable (to the extent of the licenses granted to the Purchaser hereunder and without a requirement to pay consideration to or obtain consent from any third party) as of the Effective Time by the Seller or any of its Affiliates which Patents would otherwise be infringed by the operation of the Business by the Purchaser as of the Effective Time if not for the license rights granted in Section 7.1(a).
“Licensed Products” means the Business Products and any derivative, successor or improvement to such products and services made by the Purchaser or any of its Affiliates following the Effective Time.
“Licensed Software” means the Seller Software other than the Business Exclusive Software.
“Liens” mean all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever.
“Losses” means any and all claims, liabilities, obligations, losses, reasonable costs and expenses (including costs of investigation and reasonable attorneys’ fees and expenses), penalties, fines and judgments (at equity or at law) and damages (including amounts paid in settlement), whenever arising or incurred.
“Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that (1) has or would reasonably be expected to have or give rise to a materially adverse effect to the financial condition, results of operations, prospects, properties, assets or liabilities (including contingent liabilities) of the Seller, the Business or the Assets, taken as a whole, or (2) is materially adverse to the ability of the Seller to perform its obligations under this Agreement or to timely consummate the transactions contemplated by this Agreement, other than any state of facts, change, event, effect or occurrence resulting from any of the following: (A) changes in general local, domestic, foreign, or international economic conditions, (B) changes in the trading price or trading volume of the common stock of the Seller, (C) changes affecting generally the industries or markets in which the Seller operates or conducts the Business, (D) loss of or any other change in the relationships with employees (including any strikes or labor disputes), suppliers or customers (including customer orders or contracts) resulting from the announcement (to the extent made in accordance with Section 6.8 of this Agreement) or pendency of the transactions contemplated by this Agreement, (E) the failure of the Seller or the Business to meet historic, budgeted or forecasted revenue levels, earnings or other financial metrics or any public estimates of such metrics (provided that any event, change, circumstance or effect underlying such failure to meet forecasts or projections shall be considered for the purposes of determining whether a Material Adverse Effect exists), or (F) changes in applicable Laws or accounting rules or principles, except in the case of the foregoing clauses (A) and (C) to the extent any of the matters referred to therein has had, or would reasonably be expected to have, a materially disproportionate adverse effect on the Business relative to other Persons operating in the same industry as the Business.

“Material Customer” means each customer of the Business that paid the Seller in the aggregate more than $10,000 during the 12-month period ended January 31, 2013, and if such customer is shared between the Business and Seller’s retained business, the foregoing amount shall be based solely on amounts paid in connection with the Business.
“Material Supplier” means each supplier of the Business that the Seller has paid in the aggregate more than $10,000 during the 12-month period ended January 31, 2013, and if such supplier is shared between the Business and Seller’s retained business, the foregoing amount shall be based solely on amounts paid in connection with the Business.
“NLRB” means the United States National Labor Relations Board.
“Non-Assignable Asset” means each Non-Assignable Contract and other Asset that by its terms or pursuant to applicable Law is not capable of being sold, assigned, transferred or delivered without the consent or waiver of a third party or Governmental Entity. Schedule 1.1(h) sets forth a true, correct and complete list of each material Non-Assignable Asset other than the Non-Assignable Contracts.
“Non-Assignable Contracts” means Assumed Contracts and Additional Contracts that require third party consents for assignment that have not been obtained by the Seller as of the Effective Time.
“Object Code” shall mean computer software or code, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.
“Open Source Software” means Software that is licensed under a “free”, “open source” or similar license (an “Open Source License”), including, by way of example, the following licenses: (i) the GNU General Public License (GPL) or Lesser General Public License (LGPL) or Affero General Public License; (ii) the Artistic License; (iii) the Mozilla Public License; (iv) the Berkeley Software Distribution (BSD) License; (v) the Apache Software License; and (vi) the Eclipse Public License.
“Order” means any order, writ, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Entity.
“Ordinary Course” means the ordinary course of business consistent with past practice of the Seller.
“Outbound License Agreements” means all written agreements under which the Seller grants to a third party any rights under or with respect to any material Business Intellectual Property, other than licenses granted in the Ordinary Course or on the Seller’s standard form license agreement.
“Permits” means any licenses, permits (including environmental, construction and operation permits), qualifications, franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.
“Permitted Liens” means (a) Liens for Taxes not yet due and payable, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet delinquent and (d) in the case of the Leased Real Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, (i) interfere in any material respect with the present use of or occupancy of the affected parcel by the Seller, (ii) have more than an immaterial effect on the value thereof or its use or (iii) would impair the ability of such parcel to be sold, leased or subleased for its present use.
“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or Governmental Entity.
“Purchaser Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Purchaser in connection with the transactions contemplated by this Agreement.
“Purchaser Indemnified Parties” means the Purchaser and each of its Affiliates, and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, permitted successors and permitted assigns of any of the foregoing.
“Registered Intellectual Property” means all United States, international and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks and service marks, applications to register trademarks and service marks, and trade dress; intent-to-use applications, or other registrations or applications related to trademarks and service marks and trade dress; (c) registered copyrights and applications for copyright registration; (d) domain name registrations; (e) registered mask works and applications for mask work registration; and (f) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any Governmental Entity.
“Representatives” means, as to any Person, its directors, officers, employees, Affiliates, agents and advisors (including, without limitation, financial advisors, attorneys and accountants).
“Schedule” means any schedule attached to this Agreement.
“Seller Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Seller in connection with the transactions contemplated by this Agreement.
“Seller Benefit Plan” means each Employee Benefit Plan sponsored or maintained by the Seller under which any Business Employee has any present or future right to benefits.

“Seller Indemnified Parties” means the Seller and each of its officers, directors, managers, employees, agents and representatives and each of the heirs, executors, permitted successors and permitted assigns of any of the foregoing.
“Seller Intellectual Property” means all Intellectual Property (other than Marks) owned by the Seller and that is practiced by the Business as of the Effective Time, other than the Business Intellectual Property.
“Seller Software” means the Software in which the Seller owns the Copyright (and which is not licensed to the Seller by a third party): (a) embodied in Business Products exclusively (“Business Exclusive Software”), (b) embodied in both Business Products and the Seller’s other products (“Business Shared Software”); and (c) used to develop and maintain the Business Products (“Business Software Tools”), but not the Commercial Software. Schedule 1.1(i) is a listing of Seller Software and identifies which of such Software is Business Exclusive Software, which of such Software is Business Shared Software, and which Software is Business Software Tools. Unless otherwise indicated in Schedule 1.1(i), Seller Software includes both, Source Code and Object Code.
“Software” means all computer software programs, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form, including all technical specifications, design requirements, user guides, operation manuals, comments and any procedural code.
“Source Code” shall mean computer software and code, in form other than Object Code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed or displayed in human readable form.
“Taxes” means all taxes, assessments, charges, duties, fees, levies and other governmental charges in the nature of taxes (including interest, penalties or additions associated therewith), including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, license, occupation, registration, stamp, premium, environmental, customs duties, alternative or add-on minimum, estimated, gross receipts, value-added and all other taxes of any kind for which the Seller may have any liability imposed by any Governmental Entity, whether disputed or not, and any charges, interest or penalties imposed by any Governmental Entity.
“Tax Return” means any report, return, declaration or other information required to be supplied to a Governmental Entity in connection with Taxes, including estimated returns, amended returns, information statements and reports of every kind with respect to Taxes.
“Technology” shall mean (i) Software, (ii) databases, compilations, collections of data and data, (iii) designs, manufacturing schematics, algorithms, methods and processes, databases, lab notebooks, prototypes, works of authorship, models, know-how, and inventions (whether or not patentable), and (iv) other tangible embodiments of Copyrights and Trade Secrets, in whatever form and on whatever medium; provided that the term “Technology” does not include Intellectual Property Rights in Technology.

“Termination Date” means the date prior to the Closing when this Agreement is terminated in accordance with Article X.
“Trade Secrets” means all common law and statutory rights in any jurisdiction to limit the use or disclosure of know-how and other confidential or proprietary technical, business, and other information.
Section 1.2    Other Definitions    . Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquisition
Additional Contracts
Agreement
Allocation Schedule
Assets
Assignment and Assumption Agreement
Assumed Liabilities
Business Confidential Information
Business Employees
Business Exclusive Software
Business Permits
China Employee Statement
China Employees
China Named Employee
Commercial Agreement
Copyrights
Direct Claim
Discloser
Effective Time Bonus Payable Statement
Effective Time Inventory Statement
Equipment
Excluded Assets
Excluded Liabilities
Expiration Date
Fundamental Cap
Recitals 2.2(e) Preamble 3.6 2.2 9.2(c) 2.4(a) 6.12(e) 4.13(a) 1.1 4.18(a) 6.10(j) 6.10(j) 6.10(j) Recitals 1.1 11.3(c) 6.12(c) 3.5(a) 3.4(a) 2.2(b) 2.3 2.5 10.1(e) 11.5(c)

Gap Period Assets
Holdback Amount
Indemnifying Party
Initial China Employee Statement
Inventory
Leased Real Property
Lease
Named Employees
Noncompetition Agreement
Open Source License
Original Agreement
Parties
Party
Personal Data
Purchase Price
Purchaser
Purchaser Basket
Purchaser Cap
Purchaser Losses
Schedules Supplement
Seller
Seller Accounts Receivables
Seller Disclosure Schedules
Seller Losses
Seller Registered Intellectual Property
Seller Retained Contracts
Spin Out
Third Party Claim
Transferred Employees
Transition Period
Transition Trademarks
Transition Services Agreement

2.6
3.3
11.3(a)
6.10(j)
2.2(a)
4.21
4.21
6.10(a)
Recitals
1.1
Recitals
Preamble
Preamble
4.22
3.1
Preamble
11.5(a)
11.5(b)
11.1
6.9
Preamble
2.3(m)
Article IV
11.2
4.14(a)
2.3
7.7(b)
11.3(a)
6.10(a)
6.13(a)
6.13(a)
Preamble

Section 1.3    Construction    . Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other genders, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (d) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days” mean and refer to calendar day(s), (f) the terms “year” and “years” mean and refer to calendar year(s) and (g) all references in this Agreement to “dollars” or “$” shall mean United States Dollars. Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all annexes, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. All Article, Section, Annex and Schedule references herein are to Articles, Sections, Annexes and Schedules of this Agreement, unless otherwise specified. This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.
Section 1.4    Accounting Terms    . All accounting terms not specifically defined herein shall be construed in accordance with GAAP.
ARTICLE II
PURCHASE AND SALE
Section 2.1    Agreement to Purchase and Sell    . Subject to the terms and conditions of this Agreement, at the Closing and except as otherwise specifically provided in this Article II, the Seller, in consideration for the payment of the Purchase Price and the assumption of the Assumed Liabilities, shall, or shall cause its Affiliates to, grant, sell, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Seller and its Affiliates, all right, title and interest of the Seller and its Affiliates in and to the Assets (as defined below) free and clear of all Liens, and the Purchaser shall assume the Assumed Liabilities.
Section 2.2    Assets    . The “Assets” shall mean all of the following assets, properties and rights of the Seller and its Affiliates of every kind and description, real, personal and mixed, tangible and intangible, wherever situated, as of the Effective Time:
(a)    all inventory, spare, replacement and component parts, and other inventory property owned by, and located at, stored on behalf of or in transit to, the Seller or its Affiliates and used or held for use exclusively in connection with the Business, in each case set forth on Schedule 2.2(a) (the “Inventory”). Schedule 2.2(a) also lists the value of each item of Inventory;
(b)    all equipment, electronic devices and other tangible personal property (other than any Inventory or Technology) owned by the Seller or its Affiliates and used or held for use exclusively in connection with the Business, in each case as set forth on Schedule 2.2(b) (the “Equipment”);
(c)    all office and other supplies owned by the Seller or its Affiliates and used or held for use exclusively in connection with the Business, in each case set forth on Schedule 2.2(c);
(d)    subject to Section 6.7, all Assumed Contracts and all rights of the Seller or its Affiliates under the Assumed Contracts;
(e)    subject to Section 6.7 and notwithstanding anything to the contrary in this Section 2.2, all contracts not listed on Schedule 4.11(a) of the Seller Disclosure Schedules that (i) the Seller or its Affiliates are a party to or bound by prior the Closing Date and (ii)

are either (x) used or held for use exclusively in the operation or conduct of the Business or (y) exclusively relate to any of the Assets (the “Additional Contracts”) and all rights of the Seller or its Affiliates under the Additional Contracts;
(f)    the Business Data;
(g)    the Business Exclusive Software;
(h)    the Business Intellectual Property;
(i)    copies of the Business Technology;
(j)    any unbilled amounts for Assumed Contracts and/or Additional Contracts in progress for services and/or Business Products that have not been provided by the Seller or its Affiliates as of the Effective Time;
(k)    any rights to causes of action, lawsuits, judgments, claims and demands of any nature to the extent arising out of or related to the Assets or Assumed Liabilities that is available to, or being pursued by, the Seller or any of its Affiliates (including the right to seek damages for the infringement of the Business Intellectual Property), whether arising by way of counterclaim or otherwise, provided that such causes of actions, lawsuits, judgments, claim and demands of any nature (A) first arise or accrue after the Effective Time and (B) are not included in the Excluded Assets;
(l)    to the extent assignable, all rights in and under all express or implied guarantees, warranties, representations, covenants, indemnities and similar rights in favor of the Seller or any of its Affiliates arising out of or related to the Inventory or the Equipment;
(m)    to the extent assignable, all Permits set forth on Schedule 2.2(m);
(n)    subject to Section 2.3(k) and restrictions under applicable Law preventing such transfer and in addition to the Business Technology, all information, files, correspondence, records, data, plans, reports, contracts and recorded knowledge, including customer, supplier, price and mailing lists, and all accounting or other books and records of the Seller that are used or held for use exclusively in connection with the Business, in whatever media retained or stored;
(o)    all amounts received by the Seller or its Affiliates as payments for goods or services to be provided after the Effective Time that solely arise out of or are exclusively related to the Business, other than any payments received by the Seller with respect to set up fees from new accounts prior to the Effective Time; and
(p)    all other tangible and intangible assets, properties and rights of any kind or description, wherever located, that are set forth in Schedule 2.2(p).
Section 2.3    Excluded Assets    . Notwithstanding anything to the contrary set forth in this Agreement, the Assets will not include, and the Seller shall retain, all assets, properties and rights of the Seller or its Affiliates other than the Assets, and, for the avoidance of doubt, the Assets shall expressly exclude the following assets of the Seller (collectively, the “Excluded Assets”), which shall not be sold, transferred, assigned or delivered to the Purchaser:
(a)    the Infrastructure Assets;
(b)    copies of the Business Technology;
(c)    the Licensed Intellectual Property;
(d)    the Commercial Software;
(e)    all cash, cash equivalents or securities of the Seller or its Affiliates;
(f)    all rights of the Seller or its Affiliates under the contracts or agreements listed on Schedule 2.3(f) of this Agreement (the “Seller Retained Contracts”);
(g)    all rights to causes of action, lawsuits, judgments, claims and demands of any nature of the Seller or its Affiliates (i) arising out of or relating to the Assets or the Assumed Liabilities prior to the Effective Time, including such causes of action, lawsuits, judgments, claims and demands of any nature set forth on Schedule 2.3(g), or (ii) relating to any Excluded Asset or Excluded Liability or the Seller’s retained business;
(h)    all ownership and other rights with respect to any Employment Agreement that the Seller or its Affiliates is a party to or has liability under, any Seller Benefit Plan and any ERISA Affiliate Plan;
(i)    any and all Intellectual Property of the Seller or its Affiliates (including but not limited to the Seller Intellectual Property) other than the Business Intellectual Property;
(j)    any and all Permits of the Seller or its Affiliates or similar rights, other than those Permits set forth on Schedule 2.2(m);
(k)    the charter documents of the Seller or its Affiliates, minute books, stock ledgers, Tax Returns, books of account and other constituent records that are not used or held for use exclusively in connection with the Business;
(l)    except as set forth in the License Agreement contemplated by the Transition Services Agreement, all rights of the Seller or its Affiliates in and to owned and leased real property;
(m)    the rights that accrue to the Seller under this Agreement and any other agreements, certificates and instruments relating to the sale of the Assets, the assumption of the Assumed Liabilities, or otherwise delivered in connection with this Agreement (including the Seller Ancillary Documents);

(n)    all accounts receivable, notes receivable and other receivables and rights of payment of the Seller or its Affiliates arising out of or related to the Business prior to the Effective Time, including but not limited to any fees owed to the Seller by the Purchaser as a customer or end user of the Seller (the “Seller Accounts Receivable”); and
(o)    all properties, rights and assets of Seller or its Affiliates set forth on Schedule 2.3(o).
Section 2.4    Assumption of Assumed Liabilities    .
(a)    Upon the consummation of, and effective as of, the Closing, the Purchaser agrees to assume and shall pay, perform, discharge when due any and all of the following obligations, liabilities and commitments of the Seller or its Affiliates, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise (collectively, the “Assumed Liabilities”):
(i)    any obligations and liabilities of the Seller or its Affiliates arising after the Effective Time under each Assumed Contract and each Additional Contract that accrue and relate to the operations of the Business subsequent to the Effective Time (excluding any obligation or liability relating to or arising from (1) any breach or default by the Seller or its Affiliates existing prior to the Effective Time under the Assumed Contracts or the Additional Contracts, (2) any action taken by the Seller or its Affiliates prior to the Effective Time in breach of the Seller’s obligations set forth in Section 6.1 of this Agreement or (3) any Excluded Liability);
(ii)    all liabilities accruing, arising out of or relating to the Assets and the business activities of the Purchaser with respect to the Assets after the Effective Time (including, for the avoidance of doubt, during the period between the Effective Time and the Closing Date), to the extent such liabilities (A) (1) first arise or accrue after the Effective Time, (2) do not arise as a result of any breach or default by the Seller or any of its respective Affiliates prior to the Effective Time, and (3) are not included in the Excluded Liabilities or (B) (1) do not arise as a result of any breach or default by the Seller or any of its respective Affiliates prior to the Effective Time, (2) are property or similar ad valorem Taxes allocable on a daily basis to any taxable period or portion thereof beginning after the Effective Time and (3) are not included in the Excluded Liabilities;
(iii)    the Bonus Payables, to the extent set forth on the Effective Time Bonus Payable Statement; and
(iv)    all payroll amounts incurred by the Seller and its Affiliates with respect to the Transferred Employees for the period beginning as of the Effective Time and ending on the Closing Date, including all amounts with respect to wages, bonuses, employment withholding taxes (e.g., social security tax payments) and employment benefits (excluding amounts related to health insurance).

(b)    Except as provided in Section 2.4(a), the Purchaser shall not assume, in connection with the transactions contemplated by this Agreement, any liability or obligation of the Seller or its Affiliates whatsoever, and the Seller and its Affiliates shall retain responsibility for all liabilities and obligations accrued on or prior to the Effective Time and all liabilities and obligations arising from the Seller’s and its Affiliates’ business on or prior to the Effective Time, whether or not accrued and whether or not disclosed.
Section 2.5    Excluded Liabilities    . Except as set forth in Section 2.4(a), the Purchaser will not assume or have any responsibility or obligation to in any way pay for any liabilities, debts or obligations of the Seller or its Affiliates (whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise) not included within the definition of Assumed Liabilities (the “Excluded Liabilities”). Unless otherwise agreed to in writing by the Parties, the Excluded Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by the Seller or its Affiliates. For the avoidance of doubt, the Excluded Liabilities shall include:
(a)    subject to Section 2.4(a)(iii), any liabilities or obligations of the Seller or any of its Affiliates arising out of or relating to the Business or the Assets prior to the Effective Time;
(b)    (i) any liability or obligation for the unpaid Taxes of the Seller and its Affiliates, including deferred income Taxes, with respect to any period (except for property or similar ad valorem Taxes described in Section 2.4(a)(ii)(B)(2)) or (ii) any Taxes with respect to the Business or the Assets arising out of or relating to any taxable period or portion of a period ending on or prior to the Effective Time;
(c)    any liability or obligation relating to any Indebtedness of the Seller and its Affiliates;
(d)    any liability or obligation relating to (i) claims made in pending or future suits, actions, investigations, or other legal, governmental or administrative proceedings, including but not limited to the suits, actions, investigations, or other legal, governmental or administrative proceedings set forth on Schedule 4.9 and Schedule 4.14(g) of the Seller Disclosure Schedules, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise of the Seller Disclosure Schedules, or (ii) claims based on violations of Law, breach of contract, employment practices, or environmental, health and safety matters or any other actual or alleged failure of the Seller or its Affiliates to perform any obligation, in each case to the extent such liability or obligation arises out of or relates to the conduct of the Seller or any of its Affiliates prior to the Effective Time or the operation of the Business and the Assets prior to the Effective Time;
(e)    any liability or obligation relating to the matters set forth on Schedules 4.9 and 4.14(g) of the Seller Disclosure Schedules;
(f)    any liability or obligation arising out of or relating to any Excluded Asset;

(g)    any liability or obligation to the extent relating to, resulting from or arising out of any former operations of the Seller or any of its Affiliates or predecessor entities thereof that have been discontinued or disposed of prior to the Effective Time;
(h)    any liability or obligation relating to or under any Employment Agreement, Seller Benefit Plan, or ERISA Affiliate Plan with respect to the Seller (whether or not such liability or obligation arises prior to, on, or following the Effective Time);
(i)    except as otherwise agreed pursuant to Section 2.4(a)(iv) or Section 6.10, any liability or obligation related to (i) any employees of the Seller or its Affiliates who are not Transferred Employees or (ii) employee benefits or compensation arrangements existing on or prior to the Effective Time;
(j)    any liability or obligation arising out of or relating to any non-compliance by the Seller with any applicable bulk sales law in connection with the Business;
(k)    any liability or obligation of the Seller arising out of or relating to any Affiliate Receivable or any Affiliate Payable;
(l)    except as otherwise agreed in the Seller Ancillary Documents or the Purchaser Ancillary Documents, any liability or obligation relating to, resulting from or arising out of any Seller owned or leased real property or any Environmental Law;
(m)    any liability or obligation of the Seller or its Affiliates under this Agreement and the transactions contemplated hereby;
(n)    any liability or obligation of the Seller or its Affiliates to the extent arising out of or relating to any fees or expenses of counsel, accountants, brokers, financial advisors or other experts engaged by the Seller or its Affiliates in connection with this Agreement or the transactions contemplated hereby;
(o)    any liability or obligation of the Seller or its Affiliates arising out of or relating to the matter set forth on Schedule 4.22(b) of the Seller Disclosure Schedules; and
(p)    any liability or obligation related to health insurance for the Transferred Employees through April 30, 2013.
Section 2.6    Gap Period Assets    . The Parties acknowledge and agree that, during the period between the Effective Time and the Closing Date, certain assets in connection with the Business may have been entered into, received, accrued or arisen, that had such assets been entered into, received, accrued or arisen prior to the Effective Time, such assets would have been deemed Assets pursuant to the terms and conditions of this Agreement (the “Gap Period Assets”). The Parties further acknowledge and agree that the Gap Period Assets shall be deemed Assets for all purposes in this Agreement (including, for the avoidance of doubt, for purposes of Section 6.15 and Section 6.16), and the Gap Period Assets shall be transferred and assigned to the Purchaser at Closing in accordance with this Agreement.

ARTICLE III
PURCHASE PRICE; ADJUSTMENTS; ALLOCATIONS
Section 3.1    Purchase Price    . Subject to adjustments pursuant to Section 3.3, the aggregate amount to be paid for the Assets shall be $10,000,000 plus the Effective Time Inventory Amount minus the Bonus Payable Amount (the “Purchase Price”). In addition to the foregoing payment, as consideration for the grant, sale, assignment, transfer and delivery of the Assets, the Purchaser shall assume and discharge the Assumed Liabilities.
Section 3.2    Payment of Purchase Price    .
(p)    On the Closing Date, the Purchaser shall pay or cause to be paid to the Seller, or to such third parties as the Seller may designate in accordance with Section 3.2(b), an aggregate amount equal to (A) the Purchase Price minus (B) the Holdback Amount.
(q)    All payments required under this Section 3.2 or Section 3.3 or any other provision hereof shall be made in cash by the wire transfer of immediately available funds to such bank account as shall be designated in writing by the recipient, at least three (3) Business Days prior to the applicable payment date.
Section 3.3    Holdback    . At the Closing, the Purchaser shall hold back an amount equal to twelve and a half percent (12.5%) of the Purchase Price (as adjusted from time to time in accordance with Article XI, the “Holdback Amount”) from the Purchase Price. The Holdback Amount shall be maintained by the Purchaser during the Holdback Period to secure the Seller’s obligations under this Agreement including without limitation its obligations under Article XI. The Holdback Amount shall be administered and payable during the Holdback Period in accordance with the terms of this Agreement. On the first Business Day following the end of the Holdback Period, the Purchaser shall pay or caused to paid to the Seller, or to such third parties as the Seller may designate in accordance with Section 3.2(b), an amount equal to the Holdback Amount, subject to the Purchaser’s right to offset from the Holdback Amount any payment due to the Purchaser from the Seller pursuant to this Agreement, including Article XI.
Section 3.4    Inventory Amount    .
(q)    At least three (3) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Purchaser a statement of Inventory as of the Effective Time to be transferred, assigned and delivered to the Purchaser pursuant to this Agreement as of the Effective Time (the “Effective Time Inventory Statement”). The Inventory and corresponding values set forth on the Effective Time Inventory Statement shall be the same as that set forth on Schedule 2.2(a), as updated by the Seller prior to the Closing to reflect any Inventory acquired or produced by the Seller prior to the Effective Time in the Ordinary Course from and after the date of the Original Agreement in accordance with Section 6.1.
(r)    If following receipt of the Effective Time Inventory Statement but prior to the Closing, the Purchaser gives the Seller notice of its good faith objection to any aspect of the Effective Time Inventory Statement, then the Seller and the Purchaser shall work together in good faith to resolve the issues in dispute. If all disputed issues are resolved, then the amount allocated at the Closing as the Effective Time Inventory Amount pursuant to this Agreement shall be based on the resolution of such disputed issues as set forth in a writing signed by the Seller and the Purchaser.
Section 3.5    Bonus Payable Amount    .
(a)    At least three (3) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Purchaser a schedule of the Bonus Payables as of the Effective Time to be assumed by the Purchaser pursuant to this Agreement on the Closing Date (the “Effective Time Bonus Payable Statement”). The Bonus Payables set forth on the Effective Time Bonus Payable Statement shall be the same as that set forth on the unaudited statement of current assets and current liabilities included in the Business Financial Statements, as updated by the Seller prior to the Closing to reflect any Bonus Payables accrued by the Seller prior to the Effective Time in the Ordinary Course from and after the date of the Original Agreement in accordance with Section 6.1.
(b)    If following receipt of the Effective Time Bonus Payable Statement but prior to the Closing, the Purchaser gives the Seller notice of its good faith objection to any aspect of the Effective Time Bonus Payable Statement, then the Seller and the Purchaser shall work together in good faith to resolve the issues in dispute. If all disputed issues are resolved, then the amount allocated at the Closing as the Bonus Payable Amount pursuant to this Agreement shall be based on the resolution of such disputed issues as set forth in a writing signed by the Seller and the Purchaser.
Section 3.6    Allocation of Purchase Price    . Within thirty (30) days after the Closing or as soon as reasonably practicable thereafter, the Purchaser shall deliver to the Seller a schedule (the “Allocation Schedule”) allocating the Purchase Price (together with the Assumed Liabilities and any other items treated as consideration for the Assets for Tax purposes among the Assets and the Noncompetition Agreement. The Allocation Schedule shall be reasonable and shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder. Such allocation shall be deemed final unless the Seller shall have notified the Purchaser in writing of any disagreement with the Allocation Schedule within fifteen (15) days after submission thereof by the Purchaser. In the event of such disagreement, the Purchaser and the Seller shall use reasonable efforts to reach agreement on a reasonable allocation. The Purchaser and the Seller agree to file their respective Internal Revenue Service Forms 8594, and all federal, state, and local Tax Returns, in accordance with the Allocation Schedule as finally determined under this Section 3.6. The Purchaser and the Seller each agrees to provide the other promptly with any other information required to complete the Allocation Schedule and their Forms 8594.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser as of the date of the Original Agreement, subject to such exceptions as are disclosed with respect to specific numbered and lettered sections of this Article IV in the disclosure schedule and schedule of exceptions (attached hereto as Annex 4.1), delivered therewith and dated as of the date of the Original Agreement (the “Seller Disclosure Schedules”), as follows:
Section 4.1    Organization    . The Seller is a corporation duly formed and validly existing under the Laws of the State of Delaware. The Seller has all requisite power and authority to own, lease and operate its properties and to carry on its business, including the Business, as now being conducted.
Section 4.2    Authorization    . The Seller has full power and authority to execute and deliver this Agreement and the Seller Ancillary Documents and to perform its obligations under this Agreement and the Seller Ancillary Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Ancillary Documents by the Seller and the performance by the Seller of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary board and shareholder action on the part of the Seller. This Agreement has been, and the Seller Ancillary Documents shall be as of the Closing Date, duly executed and delivered by the Seller and do or shall, as the case may be, constitute the valid and binding agreements of the Seller, enforceable against the Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
Section 4.3    Absence of Restrictions and Conflicts    . The execution, delivery and performance of this Agreement and the Seller Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and compliance with the terms and conditions hereof and thereof do not or shall not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (a) any term or provision of the charter documents of the Seller, (b) except as indicated on Schedule 4.11(a) of the Seller Disclosure Schedules, any Assumed Contract or any other contract, will, agreement, permit, franchise, license or other instrument to which the Seller is a party or by which any of the Assets may be materially affected, (c) any judgment, decree or order of any court or Governmental Entity or agency to which the Seller is a party or by which the Seller or any of its respective properties, including the Assets, are bound or (d) any Law or arbitration award applicable to the Seller, the Assets or the Business, except to the extent that any of the foregoing items in clauses (b) and (d) above would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect or materially impair the ability of the Seller to perform its obligations hereunder and consummate the transactions contemplated by this Agreement or the Seller Ancillary Documents. Except as indicated on Schedule 4.3(a) of the Seller Disclosure Schedules, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Seller in connection with the execution, delivery or performance of this Agreement or the Seller Ancillary Documents or the consummation of the transactions contemplated hereby or thereby.
Section 4.4    Title to Assets; Related Matters    .
(c)    Except as set forth on Schedule 4.4(a) of the Seller Disclosure Schedules, the Assets and the Non-Assignable Assets, together with the services to be provided by the Seller to the Purchaser under the Transition Services Agreement (subject to the terms and conditions therein) and the licenses granted by the Seller to the Purchaser pursuant to this Agreement and the Commercial Agreement (subject to the terms and conditions herein and therein), constitute all of the assets of the Seller necessary and sufficient to conduct the Business as currently conducted by the Seller in accordance with the Seller’s past practices; provided, however, that no representation or warranty is made in this Section 4.4 with respect to the infringement of any third party’s Intellectual Property, which representations and warranties are addressed solely in, and to the extent set forth in, Section 4.14(d).
(d)    Except as set forth on Schedule 4.4(b) of the Seller Disclosure Schedules, the Seller has (and has the power and right to convey to the Purchaser at the Closing) good and marketable title to the Assets, free and clear of all Liens. All equipment and other items of tangible personal property and assets included in the Assets are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and are usable by the Seller in the Ordinary Course.
(e)    Since January 1, 2012, except as set forth on Schedule 4.4(c) of the Seller Disclosure Schedules, the Seller has not sold, transferred or disposed of any assets that (1) are material to the Business and (2) have a book value of more than $10,000, other than sales of inventory in the Ordinary Course.
Section 4.5    Inventory    . The inventory included in the Assets (a) is sufficient for the operation of the Business in the Ordinary Course, (b)  consists of items that are good and merchantable within normal trade tolerances, (c) is presently usable or saleable in the Ordinary Course (subject to applicable reserves), (d) is valued on the books and records of the Seller at the lower of cost or market with the cost determined under the first-in-first-out inventory valuation method consistent with past practice and (e) is subject to reserves determined in accordance with GAAP consistently applied, specifically including reserves for obsolescence and excess inventory.
Section 4.6    Absence of Certain Changes    . Since June 30, 2012, and except as set forth on Schedule 4.6 of the Seller Disclosure Schedules, there has not been:
(a)    any Material Adverse Effect; or
(b)    any damage, destruction, loss or casualty to property or assets of the Seller primarily related to the Business (including the Assets) with a value in excess of $10,000, whether or not covered by insurance; or

(c)    any action taken of the type described in Section 6.1, which, had such action occurred following the date of the Original Agreement without the Purchaser’s prior approval would be in violation of such Section 6.1; provided, that, solely for the purposes of this Section 4.6(c), a violation of Section 6.1 would only occur (and, accordingly, the Purchaser’s prior approval would only be required) in connection with any action of the Seller with respect to Sections 6.1(h)(viii), (i), (j), (l), (r), or (s) if such Seller’s action was not in the Ordinary Course.
Section 4.7    Business Financial Statements    . The Business Financial Statements are attached hereto as Schedule 4.7(a) of the Seller Disclosure Schedules. The Seller does not represent or warrant that such Business Financial Statements were prepared in accordance with GAAP. The balance sheet attached hereto as Schedule 4.7(a) of the Seller Disclosure Schedules accurately sets out, in all material respects, the assets and liabilities of the Business as of the date of such balance sheet. The revenues set forth in the Business Financial Statements reflect the actual revenues of the Business as of the period for which the statement of operations has been prepared, and the expenses set forth in the Business Financial Statements reflect actual expenses of the Seller as allocated to the Business based on good faith estimates as of the period for which the statement of operations has been prepared. The Business Financial Statements are based on the books and records of the Seller and reflect actual transactions, or with respect to certain expenses, allocations based on good faith estimates of corporate expenses.
Section 4.8    No Undisclosed Liabilities    . Except as set forth on Schedule 4.8 of the Seller Disclosure Schedules, the Seller does not have any liability or obligation relating to the Business (whether absolute, accrued, contingent or otherwise), except (a) to the extent set forth on, reflected in, reserved against or disclosed in the Business Financial Statements, (b) those liabilities or obligations incurred in the Ordinary Course since the date of the most recent statement included in the Business Financial Statements, and (c) those liabilities or obligations that are included in the Excluded Liabilities. Without limiting the generality of the foregoing and except as set forth on Schedule 4.8, the Seller has no Indebtedness that relates to the Business or the Assets.
Section 4.9    Legal Proceedings    . Except as set forth on Schedule 4.9(a) of the Seller Disclosure Schedules, (a) there is no suit, action, claim, arbitration, proceeding or investigation pending or, to the Knowledge of the Seller, threatened against, relating to or involving the Business or the Assets before any Governmental Entity or arbitrator and (b) except as set forth on Schedule 4.9(b), no suit, action, claim, proceeding or investigation pending or, to the Knowledge of the Seller, threatened against, relating to or involving the Seller, the Business or the Assets before any Governmental Entity or arbitrator, if finally determined adversely, is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. The Seller is not subject to any judgment, decree, injunction, rule or order of any court or arbitration panel relating to or involving the Business or the Assets.
Section 4.10    Compliance with Law    . Except as set forth in Schedule 4.10 of the Seller Disclosure Schedules, since December 31, 2009:

(a)    the Seller is and has been in compliance with all applicable Laws in all material respects in connection with the conduct and operation of the Business and the ownership and use of the Assets; and
(b)    the Seller has not been formally charged with, and the Seller has not received any written notice that it is under investigation with respect to, and, to the Knowledge of the Seller, the Seller is not otherwise now under investigation with respect to, any violation of any applicable Law in any material respect or other requirement of a Governmental Entity in any material respect in connection with the conduct and operation of the Business and the ownership and use of the Assets.
Section 4.11    Assumed Contracts    .
(a)    Schedule 4.11(a) of the Seller Disclosure Schedules sets forth a true, correct and complete list of the following contracts currently in effect that (i) the Seller or its Affiliates are a party to or bound by and (ii) are either (x) used or held for use exclusively in the operation or conduct of the Business or (y) exclusively relate to any of the Assets (other than the Employment Agreements set forth on Schedule 4.13(b) of the Seller Disclosure Schedules):
(i)    all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Seller or its Affiliates;
(ii)    all leases or licenses involving any properties or assets (whether real, personal or mixed, tangible or intangible), but excluding licenses to Intellectual Property;
(iii)    all contracts and agreements that limit or restrict the Seller or its Affiliates or any officers or key employees of the Seller or its Affiliates from engaging in the Business in any jurisdiction;
(iv)    all contracts and agreements for capital expenditures or the acquisition or construction of fixed assets;
(v)    all contracts and agreements that provide for an increased payment or benefit, or accelerated vesting, upon execution of this Agreement or the Closing or in connection with the transactions contemplated hereby;
(vi)    all contracts and agreements granting any Person a Lien on all or any part of any of the Assets;
(vii)    all contracts and agreements for the cleanup, abatement or other actions in connection with any Hazardous Materials, the remediation of any existing environmental condition or relating to the performance of any environmental audit or study;

(viii)    all contracts and agreements granting to any Person an option or a right of first refusal, right of first-offer or similar preferential right to purchase or acquire any of the Assets;
(ix)    all contracts and agreements with any agent, distributor or representative which is not terminable without penalty on thirty (30) days’ or less notice;
(x)    all contracts and agreements for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment, other than Intellectual Property and Software licenses;
(xi)    all contracts and agreements providing for the indemnification or holding harmless of any officer, director or manager, as applicable, employee or other Person other than contracts or agreements containing customary indemnification obligations pursuant to customer or procurement contracts;
(xii)    all joint venture or partnership contracts and agreements or other contracts and agreements providing for the sharing of any profits;
(xiii)     all contracts and agreements entered into in the past three (3) years that involve the sale or purchase of Assets or capital stock of any Person (other than inventory in the Ordinary Course), or a merger, consolidation, business combination or similar extraordinary transaction with a value in excess of $25,000;
(xiv)    all customer contracts and agreements (excluding any customer contracts and agreements individually providing revenue to the Seller or its Affiliates of an amount less than $25,000) for the provision of goods or services by the Seller or its Affiliates;
(xv)    all supplier contracts and agreements (excluding work orders and purchase orders individually requiring payment by the Seller or its Affiliates of an amount less than $25,000) for the provision of goods or services to the Seller or its Affiliates;
(xvi)    Inbound License Agreements;
(xvii)    Outbound License Agreements; and
(xviii)    all existing contracts and agreements (other than those described in subclauses (i) through (xvii) of this Section 4.11) that (i) involves an annual commitment or annual payment to or from the Seller or its Affiliates of more than $10,000 individually and which is otherwise material to the Business or (ii) that is material to the Business, individually or in the aggregate.
(b)    True, correct and complete copies of all Assumed Contracts have been made available to the Purchaser. The Assumed Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the Seller and each other party to such Assumed Contracts, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. Except as set forth on Schedule 4.11(b) of the Seller Disclosure Schedules, there is no existing material default or breach of the Seller under any Assumed Contract (or any event or condition that, with notice or lapse of time or both could constitute a default or breach) and, to the Knowledge of the Seller, there is no such material default (or event or condition that, with notice or lapse of time or both, could constitute a default or breach) with respect to any third party to any Assumed Contract. Schedule 4.11(a) of the Seller Disclosure Schedules identifies with an asterisk each Assumed Contract set forth therein that requires the consent of or notice to the other party thereto to avoid any breach, default or violation of such contract, agreement or other instrument in connection with the transactions contemplated hereby, including the assignment of such Assumed Contract to the Purchaser.
Section 4.12    Tax Returns; Taxes    . Except as otherwise disclosed on Schedule 4.12 of the Seller Disclosure Schedules, with respect to the Business or the Assets: (a) all Tax Returns of the Seller due to have been filed through the date of the Original Agreement in accordance with any applicable Laws have been duly filed (taking into account valid extensions) and are true, correct and complete in all material respects; (b) all Taxes due and owing by the Seller (whether or not shown on any Tax Return) have been paid in full; (c) the amounts so paid on or before the date of the Original Agreement, together with any amounts accrued as liabilities for Taxes (including Taxes accrued as currently payable) on the books of the Seller, will be adequate based on the tax rates, applicable Laws and regulations in effect on the date of the Original Agreement to satisfy all liabilities for Taxes of the Seller in any jurisdiction through the Effective Time, including Taxes accruable upon income earned through the Effective Time; (d) there are not now any extensions of time in effect with respect to the dates on which any Tax Returns were or are due to be filed that would affect the Business or the Assets after the Effective Time; (e) all deficiencies asserted as a result of any examination of Tax Return have been paid in full, accrued on the books of the Seller, or finally settled; (f) no Tax claims have been asserted in writing and no deficiencies for any Taxes are being asserted, proposed or threatened in writing, and no audit or investigation of any Tax Return is currently underway, pending or, to the Knowledge of the Seller, threatened; (g) the Seller has withheld and paid all Taxes required to have been paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; (h) there are no outstanding waivers or agreements by the Seller for the extension of time for the assessment of any Taxes or deficiency thereof, nor are there any requests for rulings, outstanding subpoenas or requests for information, or notice of proposed reassessment of any property owned or leased by the Seller; and (i) there are no Liens for Taxes other than Liens for Taxes which are not yet due and payable.
Section 4.13    Employee Matters    .
(a)    Schedule 4.13(a) sets forth a true, correct and complete list all of the employees (whether full-time, part-time or otherwise) and independent contractors of the Seller whose duties relate exclusively to the operations of the Business as of the date of the Original Agreement (the “Business Employees”), specifying their position, status as exempt or unexempt from overtime under the FLSA, annual salary, hourly wages, date of hire, work location, start date, length of service, employee benefit coverages selected, consulting or other independent contractor fees, other benefits provided to each of them (including any bonuses and payments under any profit share scheme), respectively, and such other information as is reasonably requested by the Purchaser for each of them. The Seller will provide an updated list of the Business Employees as of the Closing in the event that any Business Employee’s employment with the Seller is terminated prior to the Closing or any employees are hired by the Seller after the date of the Original Agreement who would have been included in Schedule 4.13(a) of the Seller Disclosure Schedules if employed by the Seller on the date of the Original Agreement.
(b)    Except as set forth on Schedule 4.13(b) of the Seller Disclosure Schedules, the Seller is not a party to or bound by any Employment Agreement with respect to any Business Employee. The Seller has not received a claim from any Governmental Entity to the effect that the Seller has improperly classified as an independent contractor any person named on Schedule 4.13(a) and no basis for such a claim exists. The Seller has not received a notification from the United States Department of Homeland Security, the Social Security Administration or any other Governmental Entity that the social security number it has for one or more of the Business Employees does not match the records of such Governmental Entity. The Seller has not received a claim from any Governmental Entity to the effect that the Seller has improperly classified any of the Business Employees as exempt or unexempt from overtime under the FLSA and no basis for such a claim exists.
(c)    Schedule 4.13(c) sets forth a true, correct and complete list of each Seller Benefit Plan.
(d)    The Seller is, and has been at all times since December 31, 2009 been, in compliance in all material respects with all applicable Laws relating to employment, employment practices, wages, bonuses, employment benefits plans and programs and terms and conditions of employment related to the Business Employees.
(e)    Except as set forth on Schedule 4.13(e) of the Seller Disclosure Schedules, there is no pending or, to the Knowledge of the Seller, threatened complaint, claim (other than a routine claim for benefits), proceeding, examination, audit, investigation or other proceeding or action of any kind in or before any Governmental Entity with respect to any Seller Benefit Plan.
(f)    None of the Business Employees (i) have been, and currently are not, represented by a labor organization or group that was either certified or voluntarily recognized by any labor relations board (including the NLRB), or certified or voluntarily recognized by any other Governmental Entity or (ii) are parties to a collective bargaining agreement with any trade union, labor organization or group.
(g)    No Seller Benefit Plan or ERISA Affiliate Plan is or was subject to Title IV of ERISA or Section 412 of the Code, and no Seller Benefit Plan or ERISA Affiliate Plan is or was a “multiemployer pension plan”, as defined in Section 3(37) of ERISA, or subject to Section 302 of ERISA.

(h)    Each Seller Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination or other letter indicating that it is so qualified.
(i)    No claim, complaint, charge or investigation for unpaid wages, bonuses, commissions, employment withholding Taxes, penalties, overtime, or other compensation, benefits, child labor or record keeping violations in relation to the Business has been filed, is pending or, to the Knowledge of the Seller, has been threatened under the FLSA, Davis-Bacon Act, Walsh-Healey Act, Service Contract Act or any other Law.
(j)    No discrimination, harassment or retaliation claim, complaint, charge or investigation in relation to the Business has been filed, is pending or, to the Knowledge of the Seller, has been threatened against the Seller under the 1866 or 1964 Civil Rights Acts, the Equal Pay Act, the ADEA, the ADA, the FMLA, the FLSA, ERISA or any other Law.
(k)    No workers’ compensation or retaliation claim, complaint, charge or investigation in connection with the Business has been filed, is pending or, to the Knowledge of the Seller, has been threatened against the Seller.
(l)    No wrongful discharge, retaliation, libel, slander, personal injury or other claim, complaint, charge or investigation that arises out of the employment relationship between the Seller and the Business Employees has been filed, is pending or, to the Knowledge of the Seller, has been threatened against the Seller under any applicable Law.
Section 4.14    Intellectual Property    .
(a)    Schedule 4.14 of the Seller Disclosure Schedules contains a list of all Registered Intellectual Property that constitutes Business Intellectual Property (“Seller Registered Intellectual Property”).
(b)    The Business Intellectual Property and the Intellectual Property licensed hereunder and under the Seller Ancillary Documents constitute all of the Intellectual Property of the Seller that absent the transfer set forth in this Agreement or the licenses granted under the Seller Ancillary Documents would be infringed by the operation of the Business as it is conducted by the Seller as of the date of the Original Agreement.
(c)    No adverse claim or proceeding has been brought against the Seller, nor is there an outstanding decree, order, judgment, agreement or stipulation to which the Seller is a party and by which Business Intellectual Property or Business Products are bound restricting in any manner the use, transfer or licensing thereof by the Seller, or affecting the validity, use or enforceability of such Business Intellectual Property or Business Product. To the Seller’s Knowledge, there are no facts or circumstances that would render Seller Registered Intellectual Property invalid or unenforceable. All necessary maintenance and renewal fees currently due in connection with Seller Registered Intellectual Property have been made and all necessary documents, recordations and certifications in connection with such Seller Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Seller Registered Intellectual Property, except where the Seller has made a business judgment not to maintain such Seller Registered Intellectual Property.
(d)    The Seller owns and has good and exclusive title to Business Intellectual Property and Business Technology free and clear of any Lien (excluding non-exclusive licenses granted to end users in the Ordinary Course). The Seller has not granted any ownership or exclusive rights or interest in the Business Intellectual Property to a third party. The Seller has the rights to license the Intellectual Property licensed to the Purchaser under the Seller Ancillary Documents.
(e)    Except as disclosed in Schedule 4.14(e) of the Seller Disclosure Schedule, to the extent that any Business Intellectual Property or Business Technology has been developed or created by a third party for the Seller, the Seller has a written agreement with such third party with respect thereto and the Seller thereby has obtained ownership of and is the exclusive owner of such Business Intellectual Property, including any Software, work, material or invention, by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.
(f)    To the Seller’s Knowledge, the operation of the Business as it is currently conducted by the Seller, including the Seller’s design, development, marketing and sale of the Business Products has not and does not infringe, violate, dilute or misappropriate in any manner the Intellectual Property of any third party or constitute unfair competition or trade practices under the Laws of any jurisdiction.
(g)    Except as disclosed in Schedule 4.14(g) of the Seller Disclosure Schedule, the Seller has not received written notice or any other overt threats from any third party, including indemnification claims by Seller’s customers, that the Seller’s operation of the Business as it is currently conducted and as proposed to be conducted, or any Business Product, infringes, violates, dilutes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the Laws of any jurisdiction.
(h)    To the Seller’s Knowledge, no Person is infringing, violating or misappropriating any Business Intellectual Property.
(i)    The Seller has taken commercially reasonable steps to protect and maintain the rights of the Seller in, the Confidential Information and the Trade Secret or confidential information of third parties that have been provided to the Seller under an obligation of confidentiality and which are used or held for use in the Business. Without limiting the generality of the foregoing, the Seller has enforced a policy requiring each employee and independent contractor to execute a proprietary information/confidentiality agreement in substantially the form provided to the Purchaser, and, except under confidentiality obligations, there has not been any disclosure by the Seller of any Confidential Information or any such Trade Secret or confidential information of third parties.

Section 4.15    Software    .
(a)    Schedule 1.1(i) sets forth a true, correct and complete list of the material Seller Software. Except as indicated in Schedule 4.15(a) of the Seller Disclosure Schedules, the Seller owns exclusively, and has good title to, all Business Exclusive Software, free and clear of all Liens (excluding non-exclusive licenses granted to end users in the Ordinary Course). No portion of the source code of any Business Exclusive Software has been disclosed, delivered, licensed or otherwise made available by the Seller to any third party.
(b)    Schedule 4.15(b) of the Seller Disclosure Schedules sets forth a list of all Open Source Software embedded, incorporated within or integrated into the Business Products, together with an identification of each relevant Open Source License. Except as set forth in Schedule 4.15(b) of the Seller Disclosure Schedules, there is no Open Source Software included in, or distributed with, any Business Products, which would subject any material Business Exclusive Software to the terms of the license agreement to which such Open Source Software is subject.
(c)    The Seller has implemented commercially reasonable backup arrangements designed to ensure the continued operation of the Business in the event of a business interruption. To the Knowledge of the Seller, the Seller Software does not contain any "back door", "drop dead device", "time bomb", "Trojan Horse", "virus", or "worm" (as such terms are commonly understood in the software industry) or any other malicious code designed or intended to have any of the following functions: (i) materially disrupting, disabling, harming, or otherwise impeding the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any material data or file without the user's consent.
Section 4.16    Transactions with Affiliates    . Except as set forth in Schedule 4.16 of the Seller Disclosure Schedules, (a) no officer or director of the Seller, or (b) any Person with whom any such officer or director has any direct or indirect relation by blood, marriage or adoption, or any entity in which any such person, owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the‑counter market and less than five percent of the stock of which is beneficially owned by all such persons in the aggregate) or (c) any Affiliate of any of the foregoing or any current or former Affiliate of the Seller has any interest in: (i) any contract, arrangement or understanding relating to the Assets or the Assumed Liabilities; (ii) any loan, arrangement, understanding, agreement or contract for or relating to the Assets; or (iii) to the Knowledge of the Seller, any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Seller in connection with the Business.
Section 4.17    Customer and Supplier Relations    . Schedule 4.17(a) of the Seller Disclosure Schedules sets forth a true, correct and complete list of the names and addresses of the Material Customers and Material Suppliers, and the amount of sales to or purchases from each such Material Customer or Material Supplier during the twelve (12) month period ended on the date of the Original Agreement. The Seller and its Affiliates maintain good relations with each of its Material Customers and Material Suppliers and, to the Knowledge of the Seller, no event has occurred that could materially and adversely affect the Seller’s or its Affiliates’ relations with any Material Customer or Material Supplier, excluding the transactions contemplated by this Agreement and any announcement related thereto. Except as set forth on Schedule 4.17(b) of the Seller Disclosure Schedules, during the twelve (12) month period ended on the date of the Original Agreement, no Material Customer or Material Supplier has cancelled, terminated or, to the Knowledge of the Seller, made any threat to cancel or otherwise terminate any of its contracts with the Seller or its Affiliates or to materially adversely alter its relationship with the Seller or its Affiliates with respect to the Business.
Section 4.18    Permits    .
(a)    Schedule 4.18 of the Seller Disclosure Schedule is a true, correct and complete list of all Permits held by the Seller and its Affiliates exclusively in connection with the Business (the “Business Permits”). All of the Business Permits are valid, binding, and in full force and effect. Except as set forth on Schedule 4.18 of the Seller Disclosure Schedules, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not adversely affect any Business Permit, or require consent from, or notice to any Governmental Entity. The Seller and its Affiliates are in compliance with, in all material respects, the terms and requirements of the respective Business Permit held by the Seller and its Affiliates. To the Knowledge of the Seller, no loss or expiration of any Business Permit is threatened or pending (other than expiration upon the end of any term).
(b)    To the Knowledge of the Seller, each independent contractor listed on Schedule 4.13(a) has the requisite Permit required to provide the services such independent contractor provides to the Seller and its Affiliates.
Section 4.19    Product and Service Warranties    . Except as set forth on Schedule 4.19 of the Seller Disclosure Schedules, the Seller makes no express warranty or guaranty as to the Business Products or the services provided primarily in connection with the Business, and to the Knowledge of the Seller, there is no pending or threatened claim alleging any breach of any such warranty or guaranty.
Section 4.20    Brokers, Finders and Investment Bankers    . Except as set forth on Schedule 4.20 of the Seller Disclosure Schedules, neither the Seller nor any officers, directors or employees of the Seller, nor any Affiliate of the foregoing, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement.
Section 4.21    Real Property    . The Seller has provided the Purchaser a true, correct and complete copy of its lease agreement (the “Lease”) with respect to the Seller’s premises located at 920, 930 and 950 De Guigne Drive, Sunnyvale California (the “Leased Real Property”).  The Seller has a valid leasehold interest in the Leased Real Property, and the Lease granting such leasehold interest is in full force and effect. No notice of termination or default has been delivered under the Lease, and there is no existing or uncured default, or any claim of default, by the Seller or the lessors under the Lease.  To the Knowledge of the Seller, no portion of the Leased Real Property, or any building or improvement located thereon, violates any Law, including those relating to zoning, building, land use, environmental, health and safety, fire, air, sanitation and noise control.  Except for the Permitted Liens, no Leased Real Property is subject to (i) any governmental decree or order of any Governmental Entity or, to the Knowledge of the Seller, threatened or proposed order or (ii) any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever.  There is no condemnation, expropriation or similar proceeding pending or, to the Knowledge of the Seller, threatened against any of the Leased Real Property or any improvement thereon.
Section 4.22    Personal Data Protection    . The Seller and its Affiliates have established rules, policies, programs and procedures with respect to the collection, use, processing, storage and transfer of all personally identifiable information relating to individuals in connection with the Business (collectively, “Personal Data”) consistent and compliant in all material respects with applicable Laws relating to privacy and data protection. Schedule 4.22(a) of the Seller Disclosure Schedules sets forth a complete and accurate list of all current privacy and data security policies that are used by the Business with regard to the collection and use of Personal Data and the dates that each such policy was in place. The Seller has provided to the Purchaser correct and complete copies of each such policy. Except as set forth in Schedule 4.22(b) of the Seller Disclosure Schedules, the Seller and its Affiliates have complied with and are complying in all material respects with (a) all Laws and contractual and fiduciary obligations relating to the protection and security of Personal Data to which the Seller and its Affiliates are subject and (b) all rules, policies, programs and procedures established by the Seller and its Affiliates from time to time with respect to privacy, publicity, data protection or collection and use of Personal Data gathered or accessed in the conduct of the Business. The Seller and its Affiliates have not received any written inquiry from or been subject to any audit or other proceeding by any Governmental Entity, regarding its compliance with the foregoing.  In the three (3) years prior to the date of the Original Agreement, to the Knowledge of the Seller, there has not been (i) a material violation of any person’s privacy, personal or confidentiality rights under any such rules, policies, programs or procedures or (ii) any material breach, material misappropriation, or material unauthorized disclosure, access, use or dissemination of any Personal Data. The Seller and its Affiliates have taken and are taking all material steps reasonably necessary (including implementing and monitoring compliance with respect to technical and physical security) to cause any Personal Data collected by the Seller and its Affiliates in the conduct of the Business to be protected against loss and against unauthorized access, use, modification, disclosure or other misuse.
Section 4.23    Environmental Matters    . The Seller and its Affiliates are in compliance in all material respects with all applicable Environmental Laws with respect to the Business, the Assets and the Leased Real Property. There are no written claims or notices pursuant to any Environmental Law pending or, to the Knowledge of the Seller, threatened, against the Seller or its Affiliates in connection with the conduct or operation of the Business or the ownership of use of the Assets. Except as would not give rise to any material liability for investigation, remediation or cleanup under any Environmental Law, neither the Seller nor any of its Affiliates have generated, stored, recycled, treated, disposed, released, discharged, transported or arranged for the disposal of any Hazardous Materials at, on, under, in or about, or in any other manner affecting the Business or the Assets in any material respect except in compliance with Law.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER
The Purchaser represents and warrants to the Seller as of the date of the Original Agreement as follows:
Section 5.1    Organization    . The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Georgia and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.
Section 5.2    Authorization    . The Purchaser has full power and authority to execute and deliver this Agreement and the Purchaser Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Purchaser Ancillary Documents by the Purchaser, the performance by the Purchaser of its obligations hereunder and thereunder, and the consummation of the transactions provided for hereby and thereby have been duly and validly authorized by all necessary action on the part of the Purchaser. This Agreement has been and, as of the Closing Date, the Purchaser Ancillary Documents will be, duly executed and delivered by the Purchaser and do or will, as the case may be, constitute the valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
Section 5.3    Absence of Restrictions and Conflicts    . The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and compliance with the terms and conditions hereunder and thereunder do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the charter documents of the Purchaser, (b) any contract to which the Purchaser is a party, (c) any judgment, decree or order of any Governmental Entity to which the Purchaser is a party or by which the Purchaser or any of its properties is bound or (d) any Law applicable to the Purchaser unless, in each case, such violation, conflict, breach, default, loss of benefit or accelerated obligation would not, either individually or in the aggregate, have a material adverse impact on the ability of the Purchaser to consummate the transactions contemplated hereby or by the Purchaser Ancillary Documents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Purchaser in connection with the execution, delivery or performance of this Agreement or the Purchaser Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, other than those the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, materially impair the ability of the Purchaser to consummate the transactions contemplated by this Agreement or the Purchaser Ancillary Documents.

Section 5.4     Brokers, Finders and Investment Bankers    . Neither the Purchaser nor any officers, directors or employees of the Purchaser, nor any Affiliate of the foregoing, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement.
Section 5.5    Sufficient Funds    . The Purchaser has available, and will have available on the Closing Date, sufficient funds to enable it to consummate the transactions contemplated in this Agreement and the Purchaser Ancillary Documents.
Section 5.6    Insolvency    . The Purchaser is solvent. No insolvency proceedings of any character, including bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, are pending or threatened, and the Purchaser has not made any assignment for the benefit of creditors, or taken any other action which would constitute the basis for the institution of such insolvency proceedings. The Purchaser has, and upon consummation of the transactions contemplated by this Agreement and the Purchaser Ancillary Documents shall have, realizable assets that exceed their liabilities, and the Purchaser is able, and upon the consummation of the transactions contemplated by this Agreement and the Purchaser Ancillary Documents shall be, able to pay its debts and other obligations as they become due.
ARTICLE VI
CERTAIN COVENANTS AND AGREEMENTS
Section 6.1    Conduct of Business by the Seller    . For the period commencing on the date of the Original Agreement and ending on the Closing Date, the Seller shall, and shall cause its Affiliates to, except as expressly required by this Agreement and except as otherwise consented to in advance in writing by the Purchaser:
(s)    conduct the Business in the Ordinary Course and not enter into any agreement, transaction or activity or make any commitment with respect to the Business or the Assets except those in the Ordinary Course and not otherwise prohibited under this Section 6.1;
(t)    use its commercially reasonable efforts to preserve intact the Business and the Assets and maintain the relationships and goodwill of the Seller and its Affiliates with customers, distributors, suppliers, employees and others having business relations with the Business;
(u)    with respect to the Business and the Assets, duly and timely file or cause to be filed all reports and returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all Taxes, assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

(v)    maintain the Assets in a state of repair and condition that is consistent with past practices and the requirements and normal use of the Assets;
(w)    not enter into any new carrier agreements exclusively related to the Business other than any automatic renewals of any existing carrier agreements of the Seller in the Ordinary Course (it being understood that nothing in the foregoing shall be construed to prohibit the signing up of new end user customers under any existing carrier agreements of the Seller);
(x)    not license (except under a non-exclusive license granted to an end user in the Ordinary Course), transfer, dispose of or permit to lapse any right to the use of any Business Intellectual Property or Business Technology;
(y)    not fail to make any filings or renewals, or to pay any fees, necessary to maintain any material Seller Registered Intellectual Property, Inbound License Agreement, or domain name registrations;
(z)    not (i) sell any Asset, other than finished and unfinished goods sold in the Ordinary Course, (ii) create, incur or assume any Indebtedness secured by the Assets, (iii) grant, create, incur or suffer to exist any Lien on the Assets that did not exist on the date of the Original Agreement except in the Ordinary Course, (iv) incur any liability or obligation with respect to the Business (absolute, accrued or contingent) except in the Ordinary Course, (v) write-off any guaranteed check, note or account receivable with respect to the Business except in the Ordinary Course, (vi) write-down the value of any Asset on the books or records of the Seller, except for depreciation and amortization in the Ordinary Course, (vii) cancel any debt or waive any claim or right with respect to the Business other than in the Ordinary Course, (viii) make any commitment for any capital expenditure with respect to the Business to be made before or following the Closing Date that involves an aggregate commitment over $25,000 or (ix) enter into any material contract or agreement with respect to the Business;
(aa)    not increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any Business Employee, except in the Ordinary Course; provided, however, that, the Seller shall not take any action described in this paragraph with respect to any Business Employee whose annualized compensation is $50,000 or more or whose annual compensation for the twelve (12) month period following the date of the Original Agreement is expected to be $50,000 or more;
(bb)     not pay or agree to pay any additional pension, retirement allowance or other employee benefit under any Seller Benefit Plan to any Business Employee, except in the Ordinary Course or as required by Applicable Benefit Laws or by any Seller Benefit Plan in effect on the date of the Original Agreement; provided, however, that, the Seller shall not take any action described in this paragraph with respect to any Business Employee whose annualized compensation is $50,000 or more or whose annual compensation for the twelve (12) month period following the date of the Original Agreement is expected to be $50,000 or more;

(cc)    not enter into a collective bargaining agreement with respect to the Business or any Business Employee;
(dd)    not enter into any new Employment Agreement related to the Business or any Business Employee or amend or terminate any existing Employment Agreement with any Business Employee; provided, that, notwithstanding anything to contrary in this Agreement, the Seller shall not be restricted whatsoever from terminating any existing Business Employee for “cause” as such term is defined in such Business Employee’s Employment Agreement or for a material breach by such Business Employee of the Seller’s standard employee policies; provided further, that, the Seller shall notify the Purchaser in writing and consult with the Purchaser regarding the reasons for termination prior to any such termination;
(ee)    maintain supplies and inventory for the Business at levels that are in the Ordinary Course;
(ff)    in connection with the operation of the Business, continue to extend customers credit, collect accounts receivable and pay accounts payable and similar obligations in the Ordinary Course;
(gg)    perform in all material respects all of its obligations under all Assumed Contracts, and not default or suffer to exist any event or condition that with notice or lapse of time or both would constitute a default under any Assumed Contract (except those being contested in good faith) and not enter into, assume or amend any contract or commitment that is or would be an Assumed Contract that involves an aggregate commitment or value exceeding $25,000;
(hh)    in connection with the operation of the Business, not pay, discharge or satisfy any claim, liability or obligation (absolute, contingent or otherwise) other than in the Ordinary Course;
(ii)    not increase any reserves for contingent liabilities in connection with the operation of the Business (excluding any adjustment to bad debt reserves in the Ordinary Course);
(jj)    maintain in full force and effect and in the same amounts policies of insurance in connection with the operation of the Business comparable in amount and scope of coverage to that now maintained by or on behalf of the Seller;
(kk)     continue to maintain the books and records of the Business on a basis consistent with past practice;
(ll)    continue the cash management practices of the Business in the Ordinary Course; and

(mm)    not authorize, or commit or agree to take, any of the prohibited actions in the foregoing.
For the avoidance of doubt, any change in the Business or in the conduct or operations of the Business as result of any loss of employees or labor strikes, loss of suppliers or customers (including customer orders or contracts) of the Seller or any change to the financial performance or position or results of operation of the Seller, in each case directly resulting from the announcement or pendency of the transactions contemplated by this Agreement, in and of itself without otherwise breaching this Section 6.1, shall not be deemed to be a breach of this Section 6.1.
Section 6.2    Inspection and Access to Information    . During the period commencing on the date of the Original Agreement and ending on the Closing Date, upon reasonable advance notice received from the Purchaser, the Seller will (and will cause its respective officers, directors, managers, employees, auditors and agents to) (a) provide the Purchaser and the Purchaser’s Representatives reasonable access, during regular business hours and under reasonable circumstances, to the Seller’s premises, employees (including executive officers), properties, contracts, agreements, books, records and other information (including Tax Returns (other than income and franchise Tax Returns) filed and those in preparation), in each case as they relate to the Assets and the Assumed Liabilities, (b) furnish to the Purchaser and the Purchaser’s Representatives copies of any and all financial, technical and operating data and other information pertaining to the Assets and the Assumed Liabilities, and (c) otherwise reasonably cooperate with the conduct of due diligence by the Purchaser and the Purchaser’s Representatives of the Business and the Assets; provided, that, notwithstanding the foregoing, the Seller shall not be required to provide the Purchaser with any data or any other information requested by the Purchaser (i) if such data or other information cannot be provided without an undue burden or a material expense on the part of the Seller or (ii) if such data or other information cannot be redacted without an undue burden on the part of the Seller to exclude information regarding the Seller’s retained business. Further, it is hereby agreed that the value of each item of Equipment set forth on Schedule 2.2(b) shall be provided to the Purchaser by the Seller prior to the Closing Date.
Section 6.3    Notices of Certain Events    . The Seller shall promptly notify the Purchaser of:
(a)    any change or event that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect or otherwise result in any representation or warranty of the Seller under this Agreement being inaccurate in any material respect;
(b)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(c)    any notice or other communication from any Governmental Entity in connection with or that could negatively affect the transactions contemplated by this Agreement;

(d)    any action, suit, claim, investigation or proceeding commenced or, to the Knowledge of the Seller, threatened against, relating to or involving or otherwise affecting the Business that, if pending on the date of the Original Agreement, would have been required to have been disclosed pursuant to Section 4.9; and
(e)    the damage or destruction by fire or other casualty of any material Asset or part thereof or in the event that any material Asset or part thereof becomes the subject of any proceeding or, to the Knowledge of the Seller, threatened proceeding for the taking thereof or any part thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action.
The Seller acknowledges that the Purchaser does not and will not waive any right it may have under this Agreement as a result of such notifications.
Section 6.4    Interim Financials    . No later than twenty (20) Business Days following the last day of each month during the period between the date of the Original Agreement and the Closing Date, the Seller shall deliver to the Purchaser (a) a profit and loss statement of the Business and (b) a statement of the assets and liabilities of the Business, in each case for the preceding month.
Section 6.5    No Solicitation of Transactions    . During the period commencing on the date the Original Agreement and ending on the Closing Date, neither the Seller nor any of its Affiliates shall, directly or indirectly, through any officer, director, manager or agent of any of them or otherwise, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), enter into negotiations or discussions of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent, purchase agreement, merger agreement or other similar agreement with any Person other than the Purchaser, in each case, with respect to a sale of the Business or any portion of the Assets. For the avoidance of doubt and notwithstanding the foregoing, the obligations of the Seller set forth in the immediately preceding sentence shall not apply to any solicitation, initiation, encouragement, inquiry, proposals or other matters relating to any business combination transaction involving the business of the Seller as a whole or acquisitions, fundraising or other capital transactions of the Seller exclusively relating to the Seller’s retained business; provided that, if the Seller enters into any business combination transaction involving the business of the Seller as a whole, this Agreement will be binding on any successor to the Seller and as a condition to such business combination transaction, the Seller’s obligations hereunder must be assumed in writing. The Seller will notify the Purchaser orally (within one (1) Business Day) and in writing (as promptly as practicable) of any inquiry or proposal by a third party relating to a sale of the Business or any portion of the Assets which the Seller or any of its Affiliates or their respective Representatives may receive relating to any of such matters.
Section 6.6    Reasonable Efforts; Further Assurances; Cooperation    . Subject to the other provisions of this Agreement, each Party shall use its reasonable, good faith efforts to perform its obligations under this Agreement and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain all consents required as described on Schedule 4.11(a) of the Seller Disclosure Schedules and to satisfy all conditions to its respective obligations under this Agreement and to cause the transactions contemplated in this Agreement to be effected as soon as practicable, but in any event on or prior to the Expiration Date, in accordance with the terms of this Agreement and will cooperate fully with each other and their respective Representatives in connection with any steps required to be taken as a part of their respective obligations under this Agreement, including:
(a)    Each Party shall promptly make its filings and submissions and shall take all actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Entity with jurisdiction over the transactions contemplated by this Agreement (except that the Purchaser shall have no obligation to take or consent to the taking of any action required by any such Governmental Entity that could adversely affect the Business, the Assets or the transactions contemplated by this Agreement or the Purchaser Ancillary Documents). Each of the Parties will furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.
(b)    The Seller shall give notices to third parties and use its commercially reasonable efforts (in consultation with the Purchaser) to obtain such third party consents necessary, advisable or required to consummate the transactions contemplated by this Agreement, including the notices and consents to the contracts set forth on Schedule 4.11(a) of the Seller Disclosure Schedules.
(c)    Each Party shall give prompt notice to the other Party of (i) the occurrence, or failure to occur, of any event that the occurrence or failure of which would be likely to cause any representation or warranty of the Seller or the Purchaser, as the case may be, contained in this Agreement to be untrue or inaccurate at any time from the date of the Original Agreement to the Effective Time or that shall or may result in the failure to satisfy any of the conditions specified in Article VIII of this Agreement and (ii) any failure of the Seller or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any of them under this Agreement. Each Party acknowledges that the other Party does not and shall not waive any right it may have under this Agreement as a result of such notifications.
Section 6.7    Consents    .
(a)    The Seller shall, during the remaining term of each Non-Assignable Contract, use commercially reasonable efforts to (i) obtain the consent of the applicable third party, (ii) make the benefit of each such Non-Assignable Contract available to the Purchaser following the Closing so long as the Purchaser reasonably cooperates in good faith with the Seller regarding all payments made by the Seller to the applicable third party (with the prior written approval of the Purchaser) in connection therewith, and (iii) enforce following the Closing, at the request of the Purchaser and at the sole expense and for the account of the Purchaser, any right of the Seller arising from any such Non-Assignable Contract against the other party or parties thereto (including the right to elect or terminate any such Non-Assignable Contract in accordance with the terms thereof); provided, that nothing herein shall require the Seller to act in violation of such Non-Assignable Contract or applicable Law. The Seller will use commercially reasonable efforts to avoid taking any action or suffering any omission that would limit or restrict or terminate the benefits to the Purchaser of any such Non-Assignable Contract unless, after providing prior written notice to the Purchaser, the Seller is ordered orally or in writing to do so by a Governmental Entity of competent jurisdiction or the Seller is otherwise required to do so by Law; provided that if any such order is appealable, the Seller will, at the Purchaser’s sole cost and expense, take such actions as are requested by the Purchaser to file and pursue such appeal and to obtain a stay of such order. With respect to any such Non-Assignable Contract as to which the necessary approval or consent for the assignment or transfer to the Purchaser is obtained following the Closing, the Seller shall transfer such Non-Assignable Contract to the Purchaser by execution and delivery of an instrument of conveyance reasonably satisfactory to the Purchaser and the Seller within five (5) Business Days following receipt of such approval or consent. Prior to obtaining applicable third-party consent with respect to a Non-Assignable Contract, nothing in this Agreement or any document executed in connection herewith shall constitute a sale, assignment, transfer or conveyance to, or assumption by, the Purchaser of such Non-Assignable Contract, and such Non-Assignable Contract shall not be included in the Assumed Contracts and shall be retained by the Seller. Notwithstanding anything to the contrary in this Section 6.7(a), neither the Seller nor the Purchaser shall be required to give any guarantee, pay any fees or expend any out-of-pocket expenses in order to obtain a third-party consent related to any Non-Assignable Contract.
(b)    The Seller shall, in consultation with the Purchaser, during the remaining term of each Seller Retained Contract, use commercially reasonable efforts to separate the rights under such Seller Retained Contracts so that such rights to the extent that they pertain exclusively to the Business or the Assets as of the Effective Time are either transferred, assigned or provided pursuant to a new agreement to the Purchaser. Notwithstanding anything to the contrary in this Section 6.7(b), neither the Seller nor the Purchaser shall be required to give any guarantee, pay any fees or expend any out-of-pocket expenses in order to obtain a third-party consent related to any Non-Assignable Contract.
Section 6.8    Public Announcements    . Subject to its legal obligations, neither of the Parties shall (and they shall not permit any of their respective Affiliates or Representatives to) issue any press release or make any public statement regarding this Agreement or the transactions contemplated hereby, without the other Party’s prior written consent; provided, however, that nothing herein shall be deemed to prohibit any Party from making any public disclosure that such party deems necessary and required under applicable Law or the rules of any securities exchange or market, in which case the other Party shall be consulted in good faith as to the nature, content and form of such public disclosure prior to disclosure.
Section 6.9    Supplements to Schedules    . From time to time up to the Closing Date, the Seller shall promptly supplement or amend the Schedules or the Seller Disclosure Schedules (a “Schedules Supplement”) which it has delivered pursuant to this Agreement with respect to any matter first existing or occurring following the date of the Original Agreement which, (a) if existing or occurring at or prior to the date of the Original Agreement, would have been required to be set forth or described in such Schedules or the Seller Disclosure Schedules or (b) is necessary to correct any information in such Schedules or the Seller Disclosure Schedules which has been rendered inaccurate thereby. The Parties acknowledge and agree that (i) under no circumstances shall the

Seller be permitted to amend or supplement the Schedules or the Seller Disclosure Schedules to add any disclosures relating to any action taken by the Seller after the date of the Original Agreement and prior to the Closing Date in breach of any of the Seller’s obligations under this Agreement (including, without limitation, Section 6.1) and (ii) no Schedules Supplement shall be deemed to have any effect for the purpose of determining satisfaction of the conditions set forth in Article VIII (unless otherwise waived by the Purchaser in writing in accordance with the terms of this Agreement). Upon consummation of the Closing, however, it is agreed by the Parties that any such Schedules Supplement will be effective to cure and correct for all other purposes any breach of any representation, warranty or covenant that would have existed if the Seller had not provided the Purchaser with such Schedules Supplement.
Section 6.10    Employees    .
(a)    Transferred Employees. Prior to the Closing Date, the Purchaser shall offer employment, on an “at will” basis, effective on the Closing Date, to all of the Business Employees listed on Schedule 6.10(a) who are actively at work on the Closing Date (the “Named Employees”). Named Employees of the Seller who accept such offer are, as of the time they first perform services for the Purchaser, referred to herein as the “Transferred Employees”. The Transferred Employees shall be employed by the Purchaser in accordance with the terms and conditions set forth in Section 6.10(b). Except as provided herein, the Purchaser shall have no obligation of any kind to offer employment or otherwise with respect to any employee of the Seller. For these purposes “actively at work” means: (i) any employee who has averaged a minimum of thirty (30) hours per week in a permanent position in the last three (3) months prior to the Closing Date; (ii) any employee absent on the Closing Date due to the FMLA or similar Laws; (iii) any employee absent on the Closing Date due to maternity leave under the Seller’s maternity or short-term disability leave policies; (iv) any employee absent on the Closing Date due to military duty; (v) any employee absent on the Closing Date due to jury duty; and (vi) any employee absent on the Closing Date due to vacation, personal day, or scheduled day off consistent with the Seller’s employment policies. Effective on the Closing Date, the Seller shall terminate all of the Named Employees who are not Transferred Employees.
(b)    Transferred Employees. Effective upon the Closing, the Purchaser agrees that it will employ the Transferred Employees in the positions and at a level of total compensation set forth on Schedule 6.10(b). The Transferred Employees will also be entitled to participate in the Purchaser’s employee benefit plans, commissions, bonus plans, and severance benefit plans that are provided to comparably situated employees of the Purchaser as of the date of the Original Agreement. Notwithstanding the foregoing, the Purchaser shall not be obligated to provide any Transferred Employees with any stock option, restricted stock unit or other equity compensation.
(c)    COBRA Coverage. To the extent the Seller or any ERISA Affiliate maintains a “group health plan” on or after the Closing Date, the Seller shall be solely responsible for offering and providing any COBRA Coverage with respect to any “qualified beneficiary” who is covered on the Closing Date by a Seller Benefit Plan that is a “group health plan”

and who experiences a qualifying event while covered under such plan on or prior to the Closing Date. To the extent the Seller and each of its ERISA Affiliates cease providing any “group health plan” after the Closing Date and to the extent required by the regulations issued under Code Section 4980B, if the Purchaser is treated as a successor employer to the Seller for purposes of providing COBRA Coverage with respect to any “qualified beneficiary” who is covered on the Closing Date by a Seller Benefit Plan that is a “group health plan”, then the Purchaser shall provide COBRA Coverage to the extent required by Law, and the Seller shall reimburse the Purchaser for all costs, fees and expenses incurred by the Purchaser for providing such coverage. The Purchaser shall be solely responsible for offering and providing any COBRA Coverage required with respect to any Transferred Employee who becomes covered by a group health plan sponsored or contributed to by the Purchaser and who experiences a “qualifying event” following the Closing Date while covered under a Purchaser group health plan. For the purposes hereof, “qualified beneficiary,” “group health plan” and “qualifying event” shall have the meaning ascribed thereto in Section 4980B of the Code.
(d)    Information. Subject to restrictions imposed by applicable Law, the Seller shall provide the Purchaser all information relating to each Transferred Employee as the Purchaser may reasonably request in connection with its employment of such persons, including initial employment dates, termination dates, reemployment dates, hours of service, compensation and tax withholding history.
(e)    Seller Benefit Plans.
(i)    Prior to the Closing Date, the Seller shall make all required contributions, including any employer matching and profit sharing contributions, on behalf of Transferred Employees and shall vest and fully fund (on a termination basis) all benefit liabilities expected to be accrued by Transferred Employees as of the Closing Date under each Seller Benefit Plan that is a pension benefit plan within the meaning of ERISA § 3(2) and shall make all required contributions and pay all premiums required under any other Seller Benefit Plan on behalf of Transferred Employees with respect to periods ending on or prior to the Closing Date.
(ii)    The Seller shall be responsible for administering the Seller Benefit Plans following the Closing Date and shall designate a person to whom the Transferred Employees may direct any questions about benefits due to them under the Seller Benefit Plans after the Closing.
(f)    FMLA Information. Not less than five (5) Business Days prior to the Closing Date, the Seller will provide the Purchaser a list of (i) each employee who is eligible to request FMLA leave as of the Closing Date and the amount of FMLA leave utilized by each such employee during the current year; (ii) each employee who will be on FMLA leave at the Closing Date and his or her job title and description, salary and benefits; and (iii) each employee who has requested FMLA leave to begin after the Closing Date, a description of the leave requested and a copy of all notices provided to such employee regarding such leave.

(g)    Communications. Neither the Seller nor its respective Affiliates, officers, directors, managers, employees, agents or representatives shall make any communication to any Business Employee regarding any 401(k), group health, life insurance, disability, accidental death and dismemberment insurance or employee stock purchase plan maintained by the Purchaser or any of its Affiliates or any compensation or benefits to be provided after the Closing Date without the prior written consent of the Purchaser. Unless approved by the other party in writing, the Parties hereto shall at all times between the date of the Original Agreement and the Closing Date, refrain from any communication or actions which are intended to cause, provoke or encourage a Named Employee to reject the Purchaser’s offer of employment.
(h)    Division of Responsibility. The Seller shall be solely responsible for all liabilities based upon, arising out of or relating to the Seller Benefit Plans or the employment or termination of the Transferred Employees by the Seller, whether asserted prior to, on or after the Effective Time. The Purchaser or one of its Affiliates shall be solely responsible for all liabilities based upon, arising out of or relating to the employee benefit plans of the Purchaser or its Affiliates, as applicable, or the employment of the Transferred Employees by the Purchaser or its Affiliates, as applicable, after such Transferred Employee first becomes a Transferred Employee.
(i)    Vacation, Sick Pay and Other Paid Time Off. To the extent required by applicable Law, the Seller shall pay to each Transferred Employee a cash lump sum amount equal to the value of his earned but unused vacation, sick pay and other paid time off as of the Closing Date and such payment shall be made within the time period required by applicable Law.
(j)    Business Employees Located in China.
(i)    The Seller shall continue to employ the Business Employees whose work location is listed as China on Schedule 4.13(a) of the Seller Disclosure Schedules (the “China Employees”) during the twelve month period following the Closing Date. During such period, upon the Purchaser’s request, (A) the Seller and its Affiliates shall cause any China Employee to cease providing services to the Purchaser due to performance issues, failure to comply with work rules or any other legally permissible reason and (B) the Seller or its Affiliates shall hire additional individuals who shall, upon commencement of employment with the Seller or its Affiliate, be deemed China Employees for all purposes in this Agreement; provided that at no point in time shall the number of China Employees exceed eighteen (18); provided further that the Purchaser shall have the right to approve any individual hired pursuant to this Section 6.10(j)(i)(B). The Seller shall not terminate any China Employees without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed. The Seller and its Affiliates shall not enter into or offer employment to any of the China Employees in any organization or other entity of the Seller or its Affiliates without the prior written consent of the Purchaser.

(ii)    At any point during the twelve month period following the Closing Date, but not less than five (5) Business Days prior to the twelve month anniversary of the Closing Date, upon request of the Purchaser, the Seller shall deliver to the Purchaser a statement (the “Initial China Employee Statement”) which sets forth an updated list of the China Employees. For the avoidance of doubt, the Initial China Employee Statement will contain the same list of China Employees as set forth on Schedule 4.13(a) of the Seller Disclosure Schedules, except the Initial China Employee Statement will be updated to (A) remove any China Employees who have separated or terminated their employment with the Seller following the date of the Original Agreement but prior to the date of delivery of the Initial China Employee Statement, (B) remove any China Employees who no longer provide services to the Purchaser pursuant to Section 6.10(j)(i) and (C) add any individuals who are deemed China Employees pursuant to Section 6.10(j)(i)(B). No more than fifteen (15) Business Days after receipt of the Initial China Employee Statement, the Purchaser shall deliver to the Seller a statement (the “China Employee Statement”) which sets forth those China Employees that the Purchaser intends to hire, if any (the “China Named Employees”). At such time specified in the China Employee Statement, the Purchaser shall make an offer of employment to each of the China Named Employees, which shall be in accordance with the terms and conditions set forth in Section 6.10(b) with respect to the Transferred Employees. Each applicable China Named Employee shall be required to provide a letter of resignation to the Seller in connection with the acceptance of the Purchaser’s offer of employment, and such letter of resignation shall be in form and substance mutually agreeable to the Seller and the Purchaser.
(iii)    The Purchaser hereby agrees to pay the Seller any and all severance costs incurred by the Seller in connection with the Seller’s termination of any of the China Employees who (A) are not provided offers of employment by the Purchaser in accordance with Section 6.10(j)(ii) and (B) cease to provide services to the Purchaser pursuant to Section 6.10(j)(i)(A). The Parties agree to use reasonable best efforts to minimize any such severance costs, and the Seller agrees to consult in good faith with the Purchaser regarding the method of termination. For the sake of clarification, the Purchaser shall not be obligated to pay to the Seller any severance costs associated with any China Employee who (A) unilaterally resigns, separates or terminates his/her employment with the Seller or its Affiliates following the date of the Original Agreement, (B) is re-hired or retained by the Seller or one of its Affiliates or (C) is offered employment in accordance with the requirements in Section 6.10(b) but does not accept employment with the Purchaser.
Section 6.11    Transfer Taxes; Expenses    . Any transfer, sales, use, stamp, registration or other similar Taxes or recording fees payable as a result of the Acquisition or any other action contemplated by this Agreement will be paid by the Seller. The Parties will reasonably cooperate in order to minimize such Taxes and in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding such Taxes and all transfer, recording, registration and other fees that become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Closing. Without limiting the generality of the foregoing, (i) the Parties shall provide appropriate governmental forms, certificates and other documentation in connection with any available exemption from or reduction in the amount of any applicable Transfer Taxes, and (ii) any of the Assets that are capable of being transferred by “load and leave” procedures or electronic transmission, including the Seller Software, shall be so transferred by either (A) Seller’s installing the Assets on Purchaser’s computer(s) without providing any storage media to Purchaser in connection with the transfer, or (B) remote telecommunications, where Purchaser does not obtain possession of any tangible personal property, including storage media, in connection with the transfer, and Seller and Purchaser shall prepare and retain in their business records contemporaneous documentation of such transfers. This Agreement is intended to constitute a Technology Transfer Agreement as that term is defined in California Revenue and Taxation Code Section 6011(c)(10)(D) and California Regulation Section 1507. The allocation of Purchase Price for intangible property and tangible personal property is set forth on the Allocation Schedule, the Effective Time Inventory Statement and the Effective Time Bonus Payable Statement.
Section 6.12    Confidential Information    .
(j)    During the period commencing on the Closing Date and expiring on the fifth anniversary of the date of the Original Agreement, the Parties agree to hold in confidence, and shall ensure that their respective Affiliates and Representatives hold in confidence, at all times after the date of the Original Agreement all Confidential Information of the other Party, and shall not disclose, publish or make use of Confidential Information of the other Party without the prior written consent of such Party. The obligation of the Parties under this Section 6.12 shall not apply to any of the following: (i) disclosure of such Confidential Information required by applicable Law (including the rules of any securities exchange), in which case the other Party shall be consulted in good faith as to the nature, content and form of such disclosure prior to the disclosure and the disclosing Party shall disclose only that portion of such Confidential Information which such Party is advised by its counsel is legally required to be disclosed and (ii) disclosure of such Confidential Information for the purpose of defending any claim against the other Party under this Agreement or enforcing its rights hereunder.
(k)    It is hereby agreed that the Confidentiality Agreement and the Nondisclosure Agreement, dated May 7, 2012, by and between the Purchaser and the Seller, shall each terminate on the Closing Date.
(l)    Without limiting Section 6.12(a), for a period expiring upon the term of the license set forth in Section 7.6, unless required by Law or Order to disclose any Business Confidential Information (as defined below) or as explicitly permitted by Article VII, neither Party shall publicly disclose (and shall cause each of its Affiliates not to publicly disclose) any Business Confidential Information except as provided in Section 6.12(e). In the event a Party is required by Law or Order to disclose any Business Confidential Information, such Party (the “Discloser”) shall promptly notify the other Party in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and the Discloser shall cooperate with the other Party to preserve the confidentiality of such information consistent with such applicable Law or Order.
(m)    Notwithstanding the transfer of any Business Technology to the Purchaser hereunder that constitutes a Trade Secret or the transfer of the Transferred Employees to the Purchaser who have knowledge of Trade Secrets related to the Business, such Trade Secrets shall be deemed the Trade Secrets of each Party, and nothing set forth herein shall restrict a Party in the possession of such confidential information or Trade Secrets from enforcing its rights in the event any third Person misappropriates such Trade Secrets from such Party provided that each Party shall treat such Trade Secrets in accordance with Section 6.12(f).
(n)    For all purposes of and under this Agreement, the term “Business Confidential Information” shall mean all material information (including confidential Technology, customer and supplier lists, pricing information, marketing plans, market studies, client development plans, and business acquisition plans) that is (i) confidential (whether or not specifically labeled or identified as “confidential”), in any form or medium, to the extent related to operation of the Business and disclosed to a Party by the other Party in connection with the transactions contemplated hereunder or known to the Transferred Employees with respect to the Business or (ii) embodied in the Business Technology. Notwithstanding the foregoing, “Business Confidential Information” does not include (A) information that was or has become generally available to the public other than as a result of disclosure by a Party after the date of the Original Agreement, (B) becomes available to a Party on a non-confidential basis following the Closing from a source other than the other Party, (C) information that is independently developed by a Party after the Closing without the use of the Business Confidential Information, or (D) information that was or is required to be disclosed by a Party to a third Person pursuant to an ongoing contractual obligation in effect as of the date of the Original Agreement, provided, that such disclosure is subject to a confidentiality obligation by such third Person in favor of such Party. Each Party may disclose the Business Confidential Information to third parties in connection with the operation of such Party's business, provided that such third parties must agree to keep the Business Confidential Information strictly confidential and to be bound by the confidentiality restrictions set forth herein.
(o)    Nothing in this Section 6.12(c)-(e) shall or is intended to prevent a Party from exercising any of its rights under the licenses granted in Article VII or prevent the Seller from engaging in any line of business except as may be restricted by the Non-Competition Agreement, provided, that each Party uses reasonable commercial efforts to protect the confidentiality of the Business Confidential Information and treats such Business Confidential Information with the same degree of care as it treats its own like confidential information.
Section 6.13    Limited Trademark License    .
(d)    The Seller hereby grants to the Purchaser, for the period beginning as of the Closing Date and expiring on the termination of the Transition Services Agreement (the “Transition Period”), a worldwide, non-exclusive, non-transferable license under the

Transition Trademarks (as defined below) to use the Transition Trademarks in connection with the marketing and promotion of the Business in substantially the same manner that the Transition Trademarks were used by the Seller immediately prior to the Effective Time. The purpose of this license is to provide the Purchaser with a reasonable transitional period in which to substitute its own corporate identification for the Business and/or the Business Products. The Purchaser agrees to use commercially reasonable efforts to transition to use of trademarks and logos of the Purchaser in connection with the Business and the Business Products and discontinue the use of the Transition Trademarks as soon as practicable, and in any event no later than the expiration of the Transition Period. For the purposes of this Section 6.13, “Transition Trademarks” means all trademarks, logos, graphics and trade dress used by the Seller prior to the Effective Time, other than the Business Marks, in connection with the marketing and promotion of the Business, including the trademarks, logos, graphics and trade dress included in Schedule 6.13(a).
(e)    The Purchaser shall not use the Transition Trademarks in connection with any products or services other than the Business. The Purchaser shall use the Transition Trademarks in accordance with sound trademark and trade name usage principles and in accordance with all applicable Laws, in a manner which maintains the validity and enforceability of the Transition Trademarks, and not in any manner which might tarnish, disparage or reflect adversely on the Seller or the Transition Trademarks. The Purchaser shall not materially alter the appearance of the Transition Trademarks in any advertising, marketing or promotional materials, or any other publicly distributed materials, from the appearance of the Transition Trademarks used by the Seller in connection with the Business prior to the Effective Time. The Purchaser shall not use the Transition Trademarks in a manner that detracts from the goodwill associated with such trademarks or in a manner contrary to the reasonable instructions of the Seller.
(f)    The Seller shall have the right to exercise quality control over the Purchaser’s use of the Transition Trademarks as necessary to maintain the validity thereof and to protect the goodwill associated therewith. The Purchaser’s use of the Transition Trademarks shall comply with all applicable Laws in the advertising, promotion and marketing of the Business, and the Purchaser shall use all legends, notices and markings with respect to the Transition Trademarks as required by applicable Law. The Purchaser shall, upon reasonable request by the Seller, submit to a representative of the Seller samples of all publicly distributed materials bearing the Transition Trademarks which are then currently used by the Purchaser. In the event that the Seller determines that such samples misuse the Transition Trademarks in any material respect, or pose a threat to the validity of the Transition Trademarks or to the goodwill associated therewith, the Purchaser shall, upon written notice from the Seller, promptly take steps which are necessary to promptly correct any such material deviations causing misrepresentation in, or misuse of, the respective items. The Purchaser agrees that it shall cooperate with the Seller to avoid confusion or conflict arising out of the Seller’s simultaneous use of the Transition Trademarks, and use reasonable efforts to resolve any such conflicts to the satisfaction of the Seller.

(g)    The Purchaser acknowledges that the Transition Trademarks and all rights therein (with the exception of those rights expressly granted to the Purchaser hereunder) and the goodwill pertaining thereto belong exclusively to the Seller. The Purchaser’s use of the Transition Trademarks shall inure to the benefit of the Seller for all purposes, including trademark registration. Without limiting the generality of the foregoing, the Purchaser shall not challenge the validity of the Seller’s ownership of the Transition Trademarks or any registration or application for registration thereof.
(h)    No later than the expiration of the Transition Period, (i) the Purchaser shall cease all use of the Transition Trademarks, and the Purchaser shall remove or obscure (by decal, sticker, label or otherwise) all uses of the Transition Trademarks from all of its marketing materials, property, insignia, etc., and destroy all such remaining signage or other materials bearing the Transition Trademarks that cannot be modified to remove or obscure; and (ii) the Purchaser shall not make reference in its consumer or trade advertising to Business having been formerly associated with the Seller. For purposes of clarity, the foregoing shall not restrict the Purchaser from stating in a factual manner it has acquired the Business from the Seller or from otherwise complying with its legal obligations, so long as the Seller’s name is not used by the Purchaser in a manner to suggest or imply endorsement by the Seller of the Purchaser or the Business following the Transition Period.
Section 6.14    Risk of Loss    . The risk of loss with respect to the Assets shall remain with the Seller until the Closing. Until the Closing, the Seller shall maintain in force all the policies of property damage insurance under which any of the Assets is insured. In the event prior to the Closing any Asset is lost, damaged or destroyed and the loss, damage or destruction would likely result in a Material Adverse Effect, then:
(a)    the Purchaser may terminate this Agreement in accordance with the provisions of Section 10.1(d); or
(b)    the Purchaser may require the Seller to assign to the Purchaser the proceeds of any insurance payable as a result of the occurrence of such loss, damage or destruction and to reduce the Purchase Price by the amount of the replacement cost of the Assets that were lost, damaged or destroyed less the amount of any proceeds of insurance payable as a result of the occurrence.
Section 6.15    Reconciliation    .
(a)    For twelve (12) months after the Closing Date, the Purchaser and the Seller may notify the other Party of any Asset retained by the Seller following the Closing Date that the Purchaser or the Seller reasonably believes should have been transferred to the Purchaser under this Agreement as an Asset. If the Parties determine in good faith that such Asset should have been transferred to the Purchaser under this Agreement, such Asset shall be promptly assigned and delivered by the Seller to the Purchaser without any additional consideration.

(b)    For twelve (12) months after the Closing Date, the Seller and the Purchaser may notify the other Party of any Asset transferred to the Purchaser in connection with the transactions contemplated herein that the Seller or the Purchaser reasonably believes should have been retained by the Seller under this Agreement as part of the Excluded Assets. If the Parties determine in good faith that such Asset should have been retained by the Seller as part of the Excluded Assets under this Agreement, such Asset shall be promptly assigned and delivered by the Purchaser to the Seller without any additional consideration.
Section 6.16    Refunds and Remittances    . After the Closing: (a) if the Seller or any of its Affiliates receives any refund or other amount that is an Asset or is otherwise properly due and owing to the Purchaser in accordance with the terms of this Agreement, the Seller promptly shall remit, or shall cause to be remitted, such amount to the Purchaser and (b) if the Purchaser or any of its Affiliates receives any refund or other amount that is an Excluded Asset (including any Seller Accounts Receivable) or is otherwise properly due and owing to the Seller or any of its Affiliates in accordance with the terms of this Agreement, the Purchaser promptly shall remit, or shall cause to be remitted, such amount to the Seller. In addition, the Parties agree that promptly after the consummation of the Closing and in any event, no later than three (3) Business Days after the Closing Date, a reconciliation will be undertaken by the Purchaser and the Seller to settle any amounts to be paid or reimbursed to the applicable Party in respect of the activities undertaken in connection with the Business during the period between the Effective Time and the Closing Date. Upon completion of such reconciliation, the Purchaser or the Seller, as applicable, shall promptly remit, or shall cause to be remitted, any such amounts determined to be properly due and owing to the Purchaser or the Seller, as applicable, in accordance with the terms of this Agreement.
ARTICLE VII
LICENSES
Section 7.1    Licenses to the Purchaser    . Effective as of the Closing, for the respective terms set forth in Section 7.6, the Seller and its Affiliates hereby grant to the Purchaser a worldwide, irrevocable, non-exclusive, fully paid-up, royalty-free, and non-transferable (except as provided in Section 7.3(c)) license:
(f)    under the Licensed Patents: (i) to make, have made, import, use, offer to sell, sell (or otherwise dispose of) or otherwise commercialize any Licensed Products and perform and provide services related thereto, and (ii) to practice any method, process or procedure claimed in any of the Licensed Patents in connection with the operation of the Business;
(g)    under the Seller’s and its Affiliates’ Copyrights and Trade Secrets in the Licensed Software: (i) to internally modify, create derivative works of, reproduce, compile and use the Source Code for any Licensed Software provided to the Purchaser or its Affiliates in Source Code form and (ii) to use, copy, distribute (including by way of sublicense), display, make available, and otherwise exploit the Licensed Software and derivatives and modifications thereof made pursuant to clause (i), in Object Code form (including Object Code resulting from the compilation of the Source Code in accordance with the license set forth in (i)), in connection with the sale, distribution, manufacture and support of Licensed Products, subject to the restrictions with respect to Confidential Information set forth in Section 6.12(a); and
(h)    under the Licensed Intellectual Property (other than the Licensed Patents) to use, copy, modify, make derivative works of, distribute, disclose, display and otherwise exploit in any manner the Business Technology (other than the Licensed Software), including the development, manufacture, sale, distribution and other disposition of any Licensed Products, subject to the restrictions with respect to Confidential Information set forth in Section 6.12(a).
Section 7.2    License to Seller    . Effective as of the Closing, until the last to expire of the Licensed Back Patents, the Purchaser hereby grants to the Seller and its Affiliates, and Seller and its Affiliates shall retain, a worldwide, irrevocable, non-exclusive, fully paid-up, royalty-free, non-transferable (except as provided in Section 7.3(c)), license under such rights as the Purchaser has acquired under this Agreement in the Licensed Back Patents, (i) to make, have made, import, use, offer to sell, sell (or otherwise dispose of) any products (other than Business Products) of Seller or its Affiliates, and (ii) to practice any method, process or procedure claimed in any of the Licensed Back Patents in connection with Seller’s or its Affiliates’ businesses; provided that neither Seller nor its Affiliates shall exercise their rights under the foregoing license in a manner that would be in breach of the restrictions set forth in the Noncompetition Agreement. This license to the Seller is limited to the field of use that includes the Seller’s retained business as that business is operated as of the Effective Time only. For the avoidance of doubt, this license shall not cover any of the Seller’s new products.
Section 7.3    Sublicensing and Transfer Rights.
(d)    The licenses set forth in Section 7.1 include the right to have any of the actions covered by such licenses performed by third Persons (including contract manufacturers) on the licensed Party’s or its Affiliates’ behalf and to extend the right to use licensed products (alone and in combination with other components) made, sold, or otherwise disposed by or for such Party or any of its Affiliates to direct and indirect customers.
(e)    Except as provided in Section 7.3(a), the licenses granted to a Party hereunder may not be sublicensed to any third Person except as expressly permitted in such license grants with respect to Object Code.
(f)    The licenses granted to a Party hereunder may not be assigned or transferred, in whole or in part, except in connection with (i) a Change of Control of the licensed Party or the transfer or sale of any business unit, subsidiary or division (by means of a reorganization, asset sale, stock sale, merger or otherwise) of such licensed Party to which such licenses relate or (ii) the transfer of ownership of substantially all of the Business Exclusive Software and/or any derivative works thereof, provided that the value of the additional assets or technology being transferred is equal to or greater than the Business Shared Software. It is further understood that, notwithstanding the foregoing, in the event a Party undergoes a Change of Control in which such Party is acquired, directly or indirectly, by a third party, none of the licenses granted hereunder to such Party being acquired shall extend to any conduct (including products sold) of the third party prior to such Change of Control or transfer and no Intellectual Party owned by such third party acquirer shall be, or become subject to any of the licenses granted to the other Party hereunder as a result of such Change of Control, and provided further that in the event the Purchaser assigns the licenses granted to it hereunder in connection with the transfer of ownership of substantially all of the Business Exclusive Software as provided above, the licenses shall be limited to the use of such Business Exclusive Software and derivative works thereof.
Section 7.4    Limitations    .
(a)    All rights and licenses granted from one Party to the other hereunder are granted “AS IS” and without any representation or warranty of any kind.
(b)    Each Party reserves all other rights and licenses to its Intellectual Property not licensed hereunder.
Section 7.5    Licenses Irrevocable    . Each Party acknowledges and agrees that the licenses granted under this Article VII (which shall be effective as of the Closing), except where specified otherwise, are non-terminable and irrevocable, and that its remedy for breach by the other Party of the licenses granted to it hereunder or of any other provision hereof, shall be to bring a claim to recover damages and to seek appropriate equitable relief, other than termination of the licenses granted by it in this Agreement.
Section 7.6    License Term    . All licenses granted herein with respect to each Patent shall expire upon the expiration of the term of such Patent. All licenses granted herein with respect to any other Intellectual Property (excluding Patents) are perpetual for the full duration of such right.
Section 7.7    Affiliates    .
(c)    All licenses granted to a Party’s Affiliates or sublicensable to a Party’s Affiliates, as the case may be, solely by virtue of such entity’s status as an Affiliate, shall terminate with respect to such Affiliate upon such entity ceasing to be an Affiliate of a licensed Party, except in the case of a Spin-Out of such entity as provided in Section 7.7(b).
(d)    In the event of a transaction (a “Spin-Out”) whereby an entity that was a subsidiary of a Party engaged in a line of business ceases to be a subsidiary of such Party, such entity may retain by way of a sublicense any licenses granted, or sublicensed to it hereunder but only with respect to the line of business in which it is engaged at the time of such Spin-Out. Further, in the event that such entity is acquired by a third Person such sublicense shall not extend to any products business or operations of such third Person.

ARTICLE VIII
CONDITIONS TO CLOSING
Section 8.1    Conditions to Each Party’s Obligations    . The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the following:
(f)    there shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Acquisition may not be consummated as provided in this Agreement, no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement; and
(g)    all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, all Governmental Entities required in connection with the execution, delivery or performance of this Agreement shall have been obtained or made.
Section 8.2    Conditions to Obligations of the Purchaser    . The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:
(g)    Representations and Warranties. The representations and warranties of the Seller set forth in Article IV shall have been true and correct in all material respects as of the date of the Original Agreement and shall be true and correct in all material respects as of the Effective Time (or, if made as of a specific date, as of that date) as though made on and as of the Effective Time, except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects;
(h)    Performance of Obligations of the Seller. The Seller shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement on or prior to the Closing Date;
(i)    No Material Adverse Effect. On or prior to the Closing Date, there shall not have occurred any Material Adverse Effect;
(j)    Consents. The Seller shall have obtained and delivered to the Purchaser the third party written consents and notices (or waivers with respect thereto) or the Purchaser shall have entered into new contracts, in each case with respect to the third parties listed on Schedule 8.2(d) (all such consents, notices, waivers and new contracts shall be in full force and effect on and following the Closing);
(k)    Transition Services Agreement. The Seller shall have executed and delivered to the Purchaser the Transition Services Agreement;

(l)    Ancillary Documents. The Seller shall have delivered, or caused to be delivered, to the Purchaser the documents listed in Section 9.2, other than the Commercial Agreement;
(m)    Key Employees. Each of the individuals listed on Schedule 8.2(g) shall have entered into and delivered to the Purchaser its standard offer letter; and
(n)    Named Employees. At least 80% of the Named Employees shall have entered into and delivered to the Purchaser its standard offer letter.
Section 8.3    Conditions to Obligations of the Seller    . The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:
(c)    Representations and Warranties. The representations and warranties of the Purchaser set forth in Article V shall have been true and correct in all material respects as of the date of the Original Agreement and shall be true and correct in all material respects as of the Effective Time (or, if made as of a specific date, as of that date) as though made on and as of the Effective Time, except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects;
(d)    Performance of Obligations by the Purchaser. The Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement on or prior to the Closing Date;
(e)    Hired Employees. The Purchaser shall have made each offer of employment to the Named Employees in accordance with Section 6.10(a), the effectiveness of which is conditioned upon the Closing, with such conditional employment to commence on and as of the Closing Date, and shall not have rescinded any such offer; and
(f)    Ancillary Documents. The Purchaser shall have delivered, or caused to be delivered, to the Seller the documents listed in Section 9.3.
ARTICLE IX
CLOSING
Section 9.1    Closing    . The Closing shall occur upon the payment by the Purchaser of the Purchase Price in accordance with Section 3.2(a) on the later of (a) the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in Article VIII that are contemplated to be satisfied prior to the Closing or (b) on such other date as the Parties may agree. The Closing shall take place at the offices of King & Spalding LLP located at 1180 Peachtree Street NE, Atlanta, Georgia, 30309-3521 or at such other place as the Parties may agree.
Section 9.2    Seller’s Closing Deliveries    . At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser the following:

(g)    a certificate executed by an authorized officer of the Seller as to compliance by the Seller with the conditions set forth in Sections 8.2(a), (b) and (c);
(h)    executed bills of sale, instruments of assignment, certificates of title and other conveyance documents, dated as of the Closing Date, transferring to the Purchaser all of the Seller’s right, title and interest in and to the Assets, together with possession of the Assets (subject to the terms of the Transition Services Agreement), including the Bill of Sale substantially in the form attached hereto as Annex 9.2(b);
(i)    executed documents evidencing the assignment of the Assumed Contracts and the Additional Contracts and the assignment of any assignable Permits including the Assignment and Assumption Agreement substantially in the form attached hereto as Annex 9.2(c) (the “Assignment and Assumption Agreement”);
(j)    a certificate executed by the Secretary or any Assistant Secretary of the Seller, dated as of the Closing Date, as to (i) the good standing of the Seller in its jurisdiction of incorporation and in each other jurisdiction where it is qualified to do business and (ii) the effectiveness of the resolutions of the board of directors of the Seller authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby;
(k)    a non-foreign affidavit, dated as of the Closing Date sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that the Seller is not a “foreign person” as defined in Section 1445 of the Code;
(l)    the Noncompetition Agreement executed by the Seller;
(m)    the Commercial Agreement executed by the Seller; and
(n)    all other documents required to be entered into by the Seller pursuant to this Agreement or reasonably requested by the Purchaser to convey the Assets to the Purchaser or to otherwise consummate the transactions contemplated by this Agreement.
Section 9.3    Purchaser Closing Deliveries    . At the Closing, the Purchaser shall deliver, or cause to be delivered to the Seller the following:
(d)    the portion of the Purchase Price to be paid at Closing pursuant to Section 3.2(a) paid and delivered in accordance with such section;
(e)    a certificate executed by an authorized officer as to compliance with the conditions set forth in Sections 8.3(a) and (b);
(f)    documents evidencing the assumption of the Assumed Contracts and the Additional Contracts, the acceptance of the assignable Permits and the assumption of the Assumed Liabilities, including the Assignment and Assumption Agreement executed by an authorized officer of the Purchaser;

(g)    a certificate executed by the Secretary or any Assistant Secretary of the Purchaser, dated as of the Closing Date, as to (i) the good standing of the Purchaser in its jurisdiction of incorporation and (ii) the effectiveness of the resolutions of the board of directors of the Purchaser or committee thereof authorizing the execution, delivery and performance of this Agreement by the Purchaser and the transactions contemplated hereby;
(h)    the Commercial Agreement executed by the Purchaser; and
(i)    all other documents required to be entered into or delivered by the Purchaser at or prior to the Closing.
ARTICLE X
TERMINATION
Section 10.1    Termination    . This Agreement may be terminated at any time prior to the Closing:
(o)    in writing by mutual written consent of the Parties;
(p)    by written notice from the Seller to the Purchaser, in the event the Purchaser materially breaches any of the provisions contained in this Agreement, which breach has not been waived by Seller, or such breach is by its nature incapable of being cured prior to the Expiration Date;
(q)    by written notice from the Purchaser to the Seller, in the event the Seller materially breaches any of the provisions contained in this Agreement, which breach has not been waived by Purchaser, or such breach is by its nature incapable of being cured prior to the Expiration Date;
(r)    by written notice from the Purchaser to the Seller under the circumstances described in Section 6.14; or
(s)    by written notice from the Seller to the Purchaser or the Purchaser to the Seller, as the case may be, in the event the Closing has not occurred on or prior to May 1, 2013, or such later date as the Parties may agree upon (the “Expiration Date”) for any reason other than delay or nonperformance of the Party seeking such termination.
Section 10.2    Specific Performance and Other Remedies    . Each Party acknowledges that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the non‑breaching Party may be without an adequate remedy at law. The Parties agree, therefore, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party in this Agreement, the non‑breaching Party or Parties may, subject to the terms of this Agreement and in addition to any remedies at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.
Section 10.3    Effect of Termination    . In the event of termination of this Agreement pursuant to this Article X, this Agreement shall forthwith become void and there shall be no liability on the part of any Party or its respective partners, officers, directors, stockholders, or managers and members, as applicable, except for obligations under Section 6.8 (Public Announcements), Section 6.12 (Confidentiality), Section 12.1 (Notices), Section 12.5 (Controlling Law; Amendment), Section 12.6 (Consent to Jurisdiction, Etc.) and Section 12.14 (Transaction Costs) and this Section 10.3, each of which shall survive the Termination Date. Notwithstanding the foregoing, nothing contained in this Agreement will relieve any Party from liability for any willful breach of this Agreement.
ARTICLE XI
INDEMNIFICATION
Section 11.1    Indemnification Obligations of the Seller    . The Seller will indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against and in respect of any and all Losses arising out of or relating to:
(j)    any breach or inaccuracy of any representation or warranty made by the Seller in this Agreement (as modified by the Seller Disclosure Schedules) or the Seller Ancillary Documents as of the date of the Original Agreement or as of the Effective Time as though such representation or warranty were made as of the Effective Time, except in the case of representations and warranties which by their terms speak only as of a specific date, in which event for any breach or inaccuracy of any such representation or warranty made by the Seller as of such date;
(k)    any breach of any covenant, agreement or undertaking made by the Seller in this Agreement or the Seller Ancillary Documents, provided, that the foregoing shall not include any breach of any covenant, agreement or undertaking made by the Seller in the Transition Services Agreement, the Commercial Agreement, the Non-Competition Agreement, or Section 6.12 or Article VII hereof;
(l)    the Excluded Assets or the Excluded Liabilities, provided, that the foregoing shall not include any Losses of the Purchaser Indemnified Parties solely related to a breach of the Transition Services Agreement, the Commercial Agreement or the Non-Competition Agreement;
(m)    any breach of Section 6.12 or Article VII hereof by the Seller; and
(n)    events or circumstances occurring or existing with respect to the Business or the Assets on or prior to the Effective Time, except the Assumed Liabilities.
The Losses of the Purchaser Indemnified Parties described in this Section 11.1 as to which the Purchaser Indemnified Parties are entitled to indemnification are collectively referred to as

“Purchaser Losses”. In determining the amount of any Purchaser Losses in respect of a breach or inaccuracy of any representation or warranty as of any particular date, any “materiality” or “material adverse effect” standard or qualification contained in such representation or warranty shall be disregarded.
Section 11.2    Indemnification Obligations of the Purchaser    . The Purchaser shall indemnify and hold harmless the Seller Indemnified Parties from, against and in respect of all Losses arising out of or relating to:
(c)    the Assumed Liabilities;
(d)    any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement or in any Purchaser Ancillary Document as of the date of the Original Agreement or as of the Effective Time as though such representation or warranty were made as of the Effective Time, except in the case of representations and warranties which by their terms speak only as of a specific date, in which event for any breach or inaccuracy of any such representation or warranty made by the Purchaser as of such date;
(e)    any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement or in any Purchaser Ancillary Document, provided, that the foregoing shall not include any breach of any covenant, agreement or undertaking made by the Purchaser in the Transition Services Agreement, the Commercial Agreement, the Non-Competition Agreement or Section 6.12 or Article VII hereof; and
(f)    any breach of Section 6.12 or Article VII hereof by the Purchaser.
The Losses of the Seller Indemnified Parties described in this Section 11.2 as to which the Seller Indemnified Parties are entitled to indemnification are collectively referred to as “Seller Losses”. In determining the amount of any Seller Losses in respect of a breach or inaccuracy of any representation or warranty as of any particular date, any “materiality” or “material adverse effect” standard or qualification contained in such representation or warranty shall be disregarded.
Section 11.3    Indemnification Procedure    .
(e)    Within ten (10) Business Days following receipt by an Indemnified Party of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to indemnification pursuant hereto (a “Third Party Claim”), such Indemnified Party shall provide written notice thereof to the Party obligated to indemnify under this Agreement (the “Indemnifying Party”); provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such Third Party Claim only if, and only to the extent that, such failure to notify the Indemnifying Party materially prejudices the Indemnifying Party in an adverse manner or results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have the right, upon written notice assuming full responsibility for any Purchaser Losses or Seller Losses (as the case may be) resulting from such Third Party Claim delivered to the Indemnified Party within twenty (20) days thereafter, to assume the defense of such Third Party Claim; provided, however, that an Indemnifying Party will not be entitled to assume the defense of any such Third Party Claim if (i) such Third Party Claim could result in criminal liability of, or equitable remedies against, the Indemnified Party; (ii) the Indemnified Party reasonably believes that the interests of the Indemnifying Party and the Indemnified Party with respect to the such claim are in conflict with one another, and as a result, the Indemnifying Party could not adequately represent the interests of the Indemnified Party in such claim; (iii) such Third Party Claim would reasonably be expected to give rise to damages which are more than the amount indemnifiable by the Indemnifying Party pursuant to this Article XI; or (iv) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third Party Claim. In the event, however, that the Indemnifying Party declines or fails to assume, or is not permitted or entitled to assume, the defense of the Third Party Claim within such twenty (20) day period, then the Indemnified Party shall have the right, but not the obligation, to assume the defense of such Third Party Claim and any Purchaser Losses or any Seller Losses (as the case may be) shall include the reasonable fees and disbursements of counsel for the Indemnified Party as incurred; provided, however, that the Indemnifying Party shall not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in connection with any single Third Party Claim. In any Third Party Claim for which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such Third Party Claim, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.
(f)    No Indemnified Party may settle or compromise any Third Party Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party (which may not be unreasonably withheld, delayed or conditioned), unless (i) the Indemnifying Party fails to assume and maintain the defense of such Third Party Claim pursuant to Section 11.3(a) after providing a written notice assuming full responsibility thereof to the Indemnifying Party or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its officers, directors, managers, employees and Affiliates from all liability arising out of such Third Party Claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent (x) includes an unconditional release of the Indemnified Party and its officers, directors, managers, employees and Affiliates from all liability arising out of, or related to, such Third Party Claim, (y) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified

Party and (z) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.
(g)    In the event an Indemnified Party claims a right to payment pursuant to this Agreement with respect to any matter not involving a Third Party Claim (a “Direct Claim”), such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify in detail the legal basis for and the underlying facts of such Direct Claim. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any Direct Claim made pursuant to this Section 11.3(c), it being understood that notices for claims in respect of a breach of a representation or warranty or a covenant must be delivered prior to the expiration of the applicable Claims Period for each representation or warranty or covenant under Section 11.4. In the event the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article XI or the amount thereof, the Direct Claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this Article XI and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand, or, in the case of any notice in which the amount of the Direct Claim (or any portion of the Direct Claim) is estimated, on such later date when the amount of such Direct Claim (or portion of such Direct Claim) becomes finally determined. In the event the Indemnifying Party has timely disputed its liability with respect to such Direct Claim as provided above, as promptly as possible, such Indemnified Party and the appropriate Indemnifying Party will establish the merits and amount of such Direct Claim (by mutual agreement, litigation, arbitration or otherwise) and, within seven (7) Business Days following the final determination of the merits and amount of such Direct Claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such Direct Claim as determined hereunder.
(h)    Any indemnification obligation of the Seller pursuant to this Article XI shall be satisfied first from the Holdback Amount and, except as set forth in Section 11.5, if the Holdback Amount is insufficient or has fully distributed, by the Seller.
Section 11.4    Claims Period    . The Claims Periods under this Agreement shall begin on the date of the Original Agreement and terminate as follows:
(c)    with respect to Purchaser Losses arising under Section 11.1(a), the Claims Period shall survive the Closing and shall terminate on April 1, 2014; provided that, notwithstanding the foregoing, with respect to the Fundamental Representations, the Claims Period shall survive the Closing and shall terminate on the date that is thirty (30) days following the expiration of the applicable statutes of limitation;
(d)    with respect to Purchaser Losses arising under Section 11.1(b), the Claims Period shall survive the Closing and shall terminate on April 1, 2014; provided that, notwithstanding the foregoing, with respect to Section 6.13, the Claims Period shall survive the Closing and shall terminate on the date of termination of the Transition Services Agreement;
(e)    with respect to Purchaser Losses arising under Sections 11.1(c), 11.1(d) or 11.1(e), the Claims Period shall survive the Closing and shall terminate upon the expiration of the applicable statutes of limitation;
(f)    with respect to Seller Losses arising under Sections 11.2(a) or 11.2(d), the Claims Period shall survive the Closing and shall terminate upon the expiration of the applicable statutes of limitation; and
(g)    with respect to Seller Losses arising under Sections 11.2(b) or 11.2(c), the Claims Period shall survive the Closing and shall terminate on April 1, 2014; provided that, notwithstanding the foregoing, with respect to Section 6.13, the Claims Period shall survive the Closing and shall terminate on the date of termination of the Transition Services Agreement.
Notwithstanding the foregoing, if, prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.
Section 11.5    Liability Limits    .
(k)    Notwithstanding anything to the contrary set forth herein, the Purchaser Indemnified Parties shall not make a claim against the Seller for indemnification under this Article XI for Purchaser Losses unless and until the aggregate amount of such Purchaser Losses exceeds $100,000 (the “Purchaser Basket”), in which event the Purchaser Indemnified Parties may claim indemnification for all such Purchaser Losses, including the initial $100,000; provided, however, any Purchaser Losses arising under Sections 11.1(c), 11.1(d) or 11.1(e) shall not be subject to the Purchaser Basket.
(l)    The total aggregate amount of liability of the Seller for Purchaser Losses shall be limited to the Holdback Amount (the “Purchaser Cap”); provided, however, that the Fundamental Representations and the Purchaser Losses arising under Sections 11.1(c), 11.1(d) or 11.1(e) shall not be subject to the Purchaser Cap.
(m)    Subject to Section 11.5(d), the total aggregate amount of liability of the Seller for any and all Purchaser Losses pursuant to Section 11.1 shall be limited to the Purchase Price (the “Fundamental Cap”).
(n)    The Seller’s liability for fraud, concealment, and willful misconduct shall not be subject to the Purchaser Cap or the Fundamental Cap.

(o)    The total aggregate amount of liability of the Purchaser for any and all Seller Losses pursuant to Sections 11.2(b) and 11.2(c) shall be limited to the amount of the Holdback Amount.
(p)    The total aggregate amount of liability of the Purchaser for any and all Seller Losses pursuant to Sections 11.2(a) and 11.2(d) shall be limited to the amount of the Purchase Price.
(q)    Notwithstanding the foregoing, the Purchaser’s liability for fraud, concealment, and willful misconduct shall not be limited to the amounts of the Holdback Amount or the Purchase Price.
Section 11.6    Exclusive Remedy    . The Parties agree that (a) excluding any claim for injunctive or other equitable relief, (b) excluding any claim related to fraud, concealment or willful misconduct by any Party in connection with the transactions related to this Agreement, (c) except for matters solely related to a breach of the Noncompetition Agreement, the Commercial Agreement or the Transition Services Agreement, or (d) except as otherwise expressly set forth in any of the Seller Ancillary Documents or the Purchaser Ancillary Documents, the indemnification provisions of this Article XI shall constitute the sole and exclusive remedy of any Indemnified Party for damages arising out of, resulting from or incurred in connection to this Agreement, the Seller Ancillary Documents, the Purchaser Ancillary Documents and the transactions contemplated hereby and thereby. Notwithstanding anything to the contrary herein, the Parties hereby agree that no Party shall be entitled to recover for any indemnification claims with respect to any Purchaser Losses or Seller Losses, as applicable, under both (i) this Agreement and (ii) any of the Seller Ancillary Documents or the Purchaser Ancillary Documents, as applicable, for claims based on the same underlying facts or circumstances or causes of action.
ARTICLE XII
MISCELLANEOUS PROVISIONS
Section 12.1    Notices    . All notices, consents, waivers, and other communications and deliveries required or permitted hereunder must be made in writing signed by or on behalf of the Party making the same and may be delivered (i) personally or by a national overnight courier service or by registered or certified mail (return receipt requested) (with postage and other fees prepaid), or (ii) by facsimile with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (i), in each case to the following addresses and facsimile numbers and marked to the attention of the person designated below (or to such other address, facsimile number or person as a Party may designate by notice to the other Party):

To the Purchaser:	FleetCor Technologies Operating Company, LLC 5445 Triangle Parkway Suite 400 Norcross, Georgia 30092 Fax: (770) 582-8236 Attn: Sean Bowen
with a copy to	FleetCor Technologies Operating Company, LLC 5445 Triangle Parkway Suite 400 Norcross, Georgia 30092 Fax: (770) 449-3471 Attn: Jeff Lamb
with a copy to	King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Fax: (404) 572-5132 Attn: Jon R. Harris, Jr.
To the Seller	Telenav, Inc. 950 De Guigne Drive Sunnyvale, California 94085-3900 Fax: (408) 245-0238 Attn: General Counsel
with a copy to:	Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 Fax: (650) 493-6811 Attn: Julia Reigel, Esq. Selwyn B. Goldberg, Esq.
Any such notice, communication or delivery shall be deemed given or made (a) on the date of delivery, if delivered in person, or (b) on the first Business Day following timely delivery to a national overnight courier service or (c) on the fifth Business Day following it being mailed by registered or certified mail or (d) on the date of electronic confirmation of receipt if sent by facsimile.

Section 12.2    Schedules and Annexes    . The Schedules and Annexes (including the Seller Disclosure Schedules) to this Agreement are hereby incorporated into this Agreement and are hereby made a part of this Agreement as if set out in full in this Agreement.
Section 12.3    Assignment; Successors in Interest    . No assignment or transfer by any Party of such Party’s rights and obligations under this Agreement will be made except with the prior written consent of the other Party to this Agreement. This Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

Section 12.4    Captions    . The titles, captions and table of contents contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement.
Section 12.5    Controlling Law; Amendment    . This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.
Section 12.6    Consent to Jurisdiction, Etc.     Each of the Parties hereby irrevocably consents and agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each of the Parties hereby waives, and shall not assert, as a defense in any Legal Dispute, that (a) such Party is not subject personally to jurisdiction in such court, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) the action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of the action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 12.6 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.
Section 12.7    Severability    . Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.
Section 12.8    Counterparts    . This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one (1) of such counterparts.
Section 12.9    Enforcement of Certain Rights    . Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns (if any), any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third party beneficiary of this Agreement.
Section 12.10    Waiver    . Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.
Section 12.11    Integration    . This Agreement and the documents executed pursuant to this Agreement supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter of this Agreement, including the Original Agreement, and constitute the entire agreement among the Parties with respect thereto.
Section 12.12    Compliance with Bulk Sales Laws    . Each Party hereby waives compliance by the Parties with the “bulk sale,” “bulk transfers” or similar Laws and all other similar Laws in all applicable jurisdictions in respect of the transactions contemplated by this Agreement.
Section 12.13    Cooperation Following the Closing    . Following the Closing, each Party shall deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to any other Party the benefits of this Agreement.
Section 12.14    Transaction Costs    . Except as provided above or as otherwise expressly provided in this Agreement or the documents executed pursuant to this Agreement, (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the Seller shall pay the fees, costs and expenses of the Seller incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of its financial advisors, accountants and counsel.
[Signatures follow on next page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

PURCHASER

FLEETCOR TECHNOLOGIES OPERATING COMPANY, LLC

By: /s/ Jeffrey Lamb
Name: Jeffrey Lamb
Title: Executive Vice President

SELLER

TELENAV, INC.

By: /s/ Michael Strambi
Name: Michael Strambi
Title: Chief Financial Officer

[Signature Page to Asset Purchase Agreement]